Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

		SEQUENTIAL
		PAGE
ITEM		NUMBER

1.	Notice to the shareholders – Distribution of dividends	3
2.	Relevant Notice – Investment in plant for fatty alcohol production	5
3.	Letter to São Paulo Stock Exchange (Bovespa)	7
4.	Earnings release 4Q04	9
5.	Financial Statements for the years ended December 31, 2004 and 2003	29

ITEM 1

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001 -39

DISTRIBUTION OF DIVIDENDS

We hereby announce that the Board of Directors of Ultrapar Participações S.A., at its meeting held on February 16, 2005, approved the distribution of dividends in complementation to compulsory dividends, payable from net earnings account for the fiscal year ending December 31, 2004, in the amount of R$ 71,773,485.03 (seventy one million, seven hundred and seventy three thousand, four hundred and eighty five reais and three centavos), to be paid from March 4, 2005 without remuneration or monetary restatement.

The holders of common and preferred shares will receive the dividend of R$ 0.897985 per thousand shares.

The record date to stablish the right to receive the dividend will be February 23, 2005 in Brazil, and February 28, 2005 in the United States of America. As from February 24, 2005, the shares will trade "ex-dividend" on both the São Paulo Stock Exchange (Bovespa) and the New York Stock Exchange (NYSE).

São Paulo, February 16, 2005.

Fabio Schvartsman

Investor Relations Officer

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ITEM 2

RELEVANT NOTICE
Ultrapar announces investment in plant for fatty alcohols and derivatives

ULTRAPAR PARTICIPAÇÕES S.A. (BOVESPA:UGPA4/NYSE:UGP), a company engaged in distribution of LPG (Ultragaz), production of chemicals (Oxiteno) and logistic services for chemical products and fuels (Ultracargo), hereby announces that it will invest, through Oxiteno, approximately US$ 94 million during the next two years in the construction of a fatty alcohols production plant, with co-production of fatty acids and glycerin in the Petrochemical Complex of Camaçari, in the state of Bahia. The total production capacity should amount approximately 100,000 tons per year, considering the entire product line.

These products are currently imported and already widely used in Oxiteno’s surfactants product line. In 2004, South American imports of fatty alcohol amounted to about 50,000 tons, with Brazil responsible for around 90% of this consumption. Oxiteno is the largest consumer of fatty alcohols in Brazil, and we estimate that 30% of the total volume produced by the new plant will be used by the company itself.

This plant will be a pioneer unit in Latin America for the production of fatty alcohols. Fatty alcohol is the raw material heavily used in the manufacture of specialty chemicals derived from ethylene oxide, widely used in the production of personal care products, and also has various applications in house cleaning products (cleansing agents, powder and liquid-based detergents and fabric softeners), agrochemicals and textiles, among others.

Besides adding value to this existing product line, the new plant is expected to generate additional net sales of US$ 80 million/year when running at full capacity.

The main raw materials to be used in the new plant are of a natural origin, such as palm kernel and coconut vegetable oils.

São Paulo, February 16, 2005.

Fabio Schvartsman
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ITEM 3

São Paulo, 10 February 2005

BOLSA DE VALORES DE SÃO PAULO - BOVESPA

Attn: Sr. Nelson Barroso Ortega
Monitoring Management of Companies

Ref.	ULTRAPAR PARTICIPAÇÕES S.A.

S/ref. GAE/SAE 0182-05

Dear Sir,

Following the article published in the Gazeta Mercantil newspaper on February 9, 2005, entitled “Ultra’s new petrochemical project ahead of schedule”, we would like to add the following comments:

1.	Ultrapar, based on a view of a growing Brazilian economy over the next years, with resulting potential lack in supply of petrochemical raw materials, has developed an innovative project to produce these raw materials, based on heavy Marlim oil, largely available in Brazil and currently exported.

2.	This project was subsequently presented to Petrobras, which signed a memorandum of understanding for developing, jointly with Ultrapar, the studies needed to verify the feasibility of this project, which also involves participation by the BNDES.

3.	At this time the project is precisely at this stage, that of undergoing feasibility studies. It is therefore far too premature to make any decision at this stage. The feasibility study should be completed during 2005 and subsequently the decisions arrived will be communicated to the capital markets at the appropriate moment. This project, if viable, would only enter into operation in 2010.

Regards,

Fabio Schvartsman

Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ITEM 4

4th Quarter 2004

ULTRAPAR PARTICIPAÇÕES S.A.
(BOVESPA:UGPA4/NYSE: UGP)

INFORMATION AND RESULTS FOR THE FOURTH QUARTER 2004
(São Paulo, Brazil, February 16, 2005)

Ultrapar achieved a new level of results in 2004, resulting from the good positioning in its three businesses, the benefits from the integration of the operations of Shell Gás and Canamex - companies acquired at the end of 2003, the robust economy and the strong global demand for ethylene oxide derivatives.

➢	IN 2004, EBITDA AND NET EARNINGS INCREASED 48% AND 68%, RESPECTIVELY, COMPARED TO THE PREVIOUS YEAR
➢	ULTRAPAR’S EBITDA AMOUNTED TO R$ 185.9 MILLION IN THE 4Q04, AN INCREASE OF 63% COMPARED TO THE SAME PERIOD IN 2003
➢	NET EARNINGS AMOUNTED TO R$ 109.8 MILLION, AN INCREASE OF 86% COMPARED TO THE 4Q03

“Two major events stood out at Ultrapar in 2004. The first was the attainment of a new level of results in all our businesses, with a significant increase in revenues, net earnings and cash flow. In addition to the growth in volumes, driven by a more favourable economic environment, we have also evolved in terms of the quality of our results, as a consequence of strategic choices taken in previous years. The second event was the signing of the new shareholders’ agreement of Ultra S/A, our controlling shareholder, representing an evolutionary development in our corporate governance model. We continue to examine and identify opportunities for healthy growth in our businesses, sensitive to the future direction of the global petrochemical sector, the global transformations taking place in the LPG distribution sector and the opportunities arising from the demand for logistic infrastructure in Brazil.”
Paulo G. A. Cunha – CEO

Ultrapar Participações S.A. UGPA4 = R$ 51.00 / 1000 shares UGP = US$ 19.81 / ADR (30/12/04)

4th Quarter 2004

Summary of the 4th Quarter 2004

Ultrapar, a company engaged in distribution of LPG (Ultragaz), production of chemicals (Oxiteno) and logistic services for chemical products and fuels (Ultracargo), hereby reports the following results for the fourth quarter of 2004:

Economic-Financial Data Ultrapar Consolidated	4Q04	4Q03	3Q04	Δ(%) 4Q04x4Q03	Δ(%) 4Q04x3Q04	2004	2003	Δ(%) 2004x2003

Net sales and Services	1,220	1,070	1,320	14%	(8%)	4,784	4,000	20%
Gross profit	288	203	322	42%	(10%)	1,114	804	39%
Operating profit	142	72	177	98%	(20%)	564	352	60%
EBITDA	186	114	220	63%	(15%)	737	498	48%
Net income	110	59	130	86%	(15%)	414	246	68%
Earnings per 1000 shares	1.57	0.85	1.86	85%	(16%)	5.95	3.54	68%

Amounts in R$ million (except EPS)

Operational Data - Ultragaz	4Q04	4Q03	3Q04	Δ(%) 4Q04x4Q03		Δ(%) 4Q04x3Q04		2004	2003	Δ(%) 2004x2003

Total Volume (‘000 tons)	380	384	401	(1%	)	(5%	)	1,549	1,362	14%
Bottled	258	261	270	(1%	)	(4%	)	1,052	891	18%
Bulk	122	123	131	(1%	)	(7%	)	497	471	6%

Operational Data - Oxiteno	4Q04	4Q03	3Q04	Δ(%) 4Q04x4Q03		Δ(%) 4Q04x3Q04		2004	2003	Δ(%) 2004x2003

Total Volume (‘000 tons)	127	122	159	4%		(20%	)	518	474	9%
Sales in Brazil	92	76	93	21%		(1%	)	341	283	21%
Sales outside Brazil	35	46	66	(24%	)	(47%	)	177	191	(7%	)

Operational Data - Ultracargo	4Q04	4Q03	3Q04	Δ(%) 4Q04x4Q03	Δ(%) 4Q04x3Q04		2004	2003	Δ(%) 2004x2003

Effective Storage (‘000 m 3 )[1]	208	196	207	6%	1%		204	196	4%
Effective Storage (‘000 m 2 )[1]	8.4	5.8	9.1	45%	(8%	)	7.4	5.1	45%
Total kilometrage (million)	13.0	12.2	13.2	6%	(2%	)	50.2	49.5	1%

1 Monthly average

4th Quarter 2004

Highlights

  Payment of R$ 71.8 million in dividends - On February 16, 2005, the Board of Directors of Ultrapar proposed the payment of R$ 71.8 million in dividends, equivalent to R$ 0.90 per 1000 shares, to be paid from March 04, 2005. Adding this distribution to the amount paid out in advance, in August 2004, 2004 dividend distribution amounts to R$ 164 million, corresponding to about 40% of 2004 net income. Due to its strong cash flow, Ultrapar constantly evaluates its capital requirement for investment in assets and acquisitions and distributes excess cash to shareholders in the form of dividends.

  Approval for investment in plant for fatty alcohols and derivatives - Ultrapar has announced that it will investing approximately US$ 94 million during the next two years, through Oxiteno, in the construction of a fatty alcohol plant, with co-production of fatty acids and glycerine. Total production capacity should amount approximately 100,000 tons a year, considering the entire product line.

  Debenture issue - At an Extraordinary General Meeting, held on February 2, 2005, a R$ 300 million issue of debentures was approved for offer in the Brazilian market, to be used to retire outstanding debt and/or for general corporate purposes.

  Secondary offering - Certain shareholders of Ultra S/A, together with Monteiro Aranha S/A, intend to carry out a secondary offering of Ultrapar’s preferred shares (“Global Offering”). The objective of the Global Offering is to increase the overall liquidity of Ultrapar´s stock, and thereby meet the interests of its shareholders and analysts. To carry out this transaction, our Board of Directors approved a stock dividend in the proportion of 15 preferred shares for each 100 common or preferred shares outstanding, with such stock dividend involving the capitalization of a portion of the company’s retained profit reserve and the issuance of 10.5 billion new preferred shares. Additionally, an Extraordinary General Meeting of Shareholder has been convened to consider the request for the conversion of 1.8 billion ordinary shares into an equal number of preferred shares of Ultrapar, as requested by certain shareholders, who intend to include these shares in the Global Offering. As a result, the Global Offering will amount to approximately 7.2 billion preferred shares. The number of preferred shares offered in the Global Offering may, at the request of the lead underwriters, be increased by up to 15% to cover over-allotments through the issuance of new preferred shares by Ultrapar
Ultrapar in the Macroeconomic Scenario

The latest Inflation Report published by Brazilian Central Bank indicates high levels of economic activity in this fourthquarter, but at lower growth rates than those seen since the third quarter of 2003. The pickup in consumption continued to benefit the Brazilian economy in the last quarter of 2004, principally in the food, beverages and clothing sectors. In the first nine months of 2004, Brazil’s gross domestic product (GDP) grew by 5.3% and the Central Bank estimates that GDP growth in 2004 was about 5%.

Oxiteno continued to capture the benefits from the increasing domestic economic activity, which affected practically all the markets which it serves, notably the polyester (industrial textiles and PET packaging), agrichemical and cosmetic sectors. Oxiteno’s results were leveraged by the high volume of sales to the domestic market and by an improved mix of products sold. In addition, strong global demand for ethylene oxide derivatives, vis-a-vis the level of supply, continued to push up international prices. As a result, Oxiteno´s EBITDA soared 84% in the fourth quarter, over the same quarter in 2003, with EBITDA/ton rising from R$ 499/ton in the 4Q03 to R$ 878/ton in the 4Q04, up 76%. In 2004, Oxiteno’s EBITDA amounted to R$ 421 million, a 73% increase compared to 2003, while EBITDA/ton rose during the period from R$ 513/ton to R$ 812/ton, an increase of 58%. The winning of new clients and the acquisition of Canamex also contributed to increasing EBITDA.

Ultragaz, which in the fourth quarter of 2003 faced a strongly competitive environment and incurred expenses involving the integration of Shell Gás, reported an increase of 52% in EBITDA, which in this quarter amounted to R$ 63 million. The gains in scale achieved through the incorporation of the sales volume from Shell Gás, added to efforts to reduce costs, resulted in an improvement in EBITDA/ton from R$ 109/ton in the 4Q03 to R$ 167/ton in the 4Q04. Compared with the 3Q04, the profitability of Ultragaz saw a decline of R$ 16/ton, basically as a result of the lower sales that are typical of this period of the year, as a consequence of the higher average temperatures and the effect

4th Quarter 2004

of the holiday season. Ultragaz ended 2004 with EBITDA of R$ 269 million, 29% higher than in 2003, and EBITDA/ton of R$ 174/ton, R$ 21/ton greater than in 2003.

Ultracargo benefited, principally from the second half of 2004, from the winning over of new clients and expansion of its operations, as a function of the growth in the Brazilian economy and the inauguration of its two new terminals, at Tatuí and Montes Claros. However, structural adjustments due to the company's expansion of the past few years, added to collective wage increases, resulted in EBITDA at Ultracargo remaining at the same level as in the 4Q03. For the full year 2004, Ultracargo reported EBITDA of R$ 41 million, consolidating the level achieved in 2003.

Ultrapar closed 2004 at a new earnings level, achieved through the good positioning of its three businesses, the benefits arising from the integration of the Shell Gás and Canamex operations, the growth in the economy and strong global demand for ethylene oxide derivatives. This performance enabled Ultrapar to report consolidated EBITDA of R$ 737 million and net earnings of R$ 414 million, an increase of 48% and 68%, respectively, compared to 2003.

Operating Performance

Ultragaz. Brazil's LPG market saw a 1.5% expansion, on a fourth quarter basis, which was less than the 3.1% average expansion in the first three quarters of the year, due basically to the fewer working days in the period. On a comparable basis (ie: based on the same number of working days) the market expanded by 4% in the 4Q04. After three consecutive years of decline, the market ended 2004 with an increase of 2.7% .

In the 4Q04, Ultragaz recorded a 1% decline in its sales volume compared to the 4Q03, or an increase of 2% on a comparable basis - lower than that of the market, principally due to (i) weaker seasonal sales in the bulk segment, in which Ultragaz has a higher market share than the average for LPG distribution companies, and (ii) a restructure in its independent dealers network, which had an impact on sales volume in some regions. Ultragaz ended 2004 with a 14% higher sales volume, compared to 2003, basically due to the acquisition of Shell Gás, in August 2003, and the 2.7% expansion in the LPG market.

The bottled gas segment, served principally by 13 kg gas cylinders, declined by 1%, or 2,9 thousand tons, in relation to the fourth quarter of 2003, as a result of the restructuring of our representative base in certain regions in Brazil. The bulk segment, where the main sectors served are commercial and industrial, saw a retraction of 1%, or 0,9 thousand tons, compared to the same period in 2003, due to the conversion of industrial clients to natural gas during 2004.

4th Quarter 2004

Oxiteno. Oxiteno is the only producer in Mercosur region of ethylene oxide and its main derivatives, as well as one of the main producers of specialty chemicals. Oxiteno’s products are used in various industrial sectors, such as PET packaging, polyester, textiles, paints, cosmetics, detergents and agrichemicals.

Oxiteno’s sales volume amounted to 127 thousand tons in the 4Q04, an increase of 4% compared to the 4Q03. In the domestic market, sales amounted to 93,000 tons, 23% higher than the volume sold in the fourth quarter of 2003. This increase was principally the result of (i) the winning of new clients, including through substitution of imports; (ii) the growth in the economy; and (iii) the good performance in the textile, PET packaging, agrichemical and cosmetics sectors. Sales to the international market amounted to 35 thousand tons, 25% lower than those reported in the fourth quarter of 2003, as a result of a concentration of shipments in the 3Q04 and the redirection of sales to the domestic market. Approximately 56% of exports went to the Mercosur region, where margins are similar to those in the domestic market. Additionally, sales by Canamex amounted to 5 thousand tons in the 4Q04, compared to 966 tons in December 2003, when the company was acquired by Oxiteno.

In 2004, Oxiteno’s sales volume reached 518 thousand tons, an increase of 9% compared to 2003. Excluding the acquisition of Canamex, this growth occurred in the domestic market, mainly as a result of (i) the winning of new clients; and (ii) growth in demand as a result of economic recovery, leading sales in the domestic market to account for 66% of the total in 2004, 6 percentage points higher than in 2003.

4th Quarter 2004

Ultracargo. Ultracargo is Brazil's leading provider of integrated logistics – road transportation and storage services - for chemical products and fuels. Among the solutions provided by the company are road transportation facilities, for which the company operates its own and third party fleet, and storage services through warehousing facilities at port terminals and rail junctions.

Ultracargo’s average volume of liquids and gases in storage increased by 6%, on a fourth quarter basis, as a result of the increased economic activity and operational start up at the Montes Claros Fuel Terminal. The storage of solid chemicals increased by 45%, as a result of new clients won over and the beginning of operations at the Tatuí terminal. Kilometres travelled in the 4Q04 increased by 6%, also as a result of winning new clients and the higher level of economic activity in this quarter. For 2004 as a whole, the volume of liquids and gases stored increased by 4%, while the stored volume of solids rose by 47%, compared to 2003. The kilometres recorded for the year as a whole were practically the same as the level in 2003, the winning of new clients offsetting the closing down of various long-distance routes by certain clients.

Economic and Financial Performance

Net Sales and Services - Ultrapar’s consolidated net sales and services in the 4Q04 amounted to R$ 1.2 billion, an increase of 14% compared to the 4Q03. In 2004 as a whole, Ultrapar’s net sales and services amounted to R$ 4.8 billion, 20% higher than the net sales and services obtained in 2003.

Ultragaz – Net sales and services at Ultragaz amounted to R$ 726 million in the 4Q04, an increase of 1% compared to the 4Q03. This growth was the result of continuous efforts, in collaboration with the independent dealers network, to improve the efficiency of the distribution chain. In 2004, Ultragaz’s net sales and services amounted to R$ 3 billion, an increase of 13%, compared to 2003. The net sales and services expansion in 2004 is largely the result of the 14% increase in sales volume during the period.

Oxiteno – Net sales and services in the 4Q04 amounted to R$ 453 million, 44% higher than the net sales and services reported in the 4Q03. The increase in net sales and services was a consequence of (i) an improved geographical mix, as a result of increased sales to the domestic market and the Mercosur area; (ii) a strong increase in the reference prices for Oxiteno’s products; (iii) an improved product mix, with increased sales of specialty chemicals; and (iv) the acquisition of Canamex, which added R$ 18 million to net sales and services in the 4Q04. In 2004, net sales and services at Oxiteno totalled R$ 1,663 million, an increase of 34%, compared to 2003.

4th Quarter 2004

Ultracargo – Net sales and services in the 4Q04 amounted to R$ 53 million, 15% higher than in the 4Q03. This expansion was the result of greater operational volume, as well as contractual tariff readjustments. In 2004, Ultracargo’s net sales and services amounted to R$ 197 million, an increase of 11%, compared to 2003.

Cost of Sales and Services - Ultrapar’s cost of sales and services amounted to R$ 932 million in the 4Q04, an increase of 8% compared to the 4Q03. In 2004 Ultrapar’s cost of sales and services amounted to R$ 3,670 million, an increase of 15%, compared to 2003.

Ultragaz – The cost of sales and services in the 4Q04 was 2% lower, compared to the 4Q03, mainly due to a reduction in sales volume. For 2004, Ultragaz’s cost of sales and services rose by 12%, basically as a result of increased sales volume.

Oxiteno – The cost of sales and services in the 4Q04 increased by 35%, compared to the 4Q03, as a consequence of (i) an increase in the unit cost of ethylene; (ii) increased sales volume; and (iii) the absorption of Canamex’s production cost, amounting to R$ 12 million. In 2004, cost of sales and services increased 24%, compared to 2003.

Ultracargo – The cost of sales and services in the 4Q04 amounted to R$ 35 million, an increase of 18%, compared to the 4Q03. This was the result of increased operational volume and the higher price of fuels and nitrogen, used for cleaning the tanks. In 2004, the cost of sales and services provided by Ultracargo increased by 10%, compared to 2003.

Sales, General and Administrative Expenses (SG&A) – Consolidated SG&A expenses at Ultrapar amounted to R$ 148 million in the 4Q04, 9% higher than the R$ 135 million reported in the same period of 2003. In 2004, Ultrapar reported R$ 556 million in sales, general and administrative expenses, 21% higher than in 2003.

Ultragaz – SG&A expenses at Ultragaz amounted to R$ 77 million in the fourth quarter of 2004, the same level as in the 4Q03. The optimization of the sales structure offset the rise in administrative expenses, which was principally due to (i) higher personnel costs, the result of collective wage agreement celebrated in September 2004; and (ii) consultancy services expenses, part of it being non-recurring. In 2004, SG&A expenses at Ultragaz amounted to R$ 298 million, an increase of 17%, compared to 2003.

Oxiteno – SG&A expenses amounted to R$ 58 million in the 4Q04, an increase of R$ 10 million, on a fourth quarter basis. Administrative expenses were up R$ 9 million, mainly due to the collective wage agreement celebrated in the 4Q04 and increased provisions for employee profit-sharing, in line with the improved performance of the company’s results in 2004. For 2004 as a whole, SG&A expenses at Oxiteno amounted to R$ 213 million, an increase of 24%, compared to 2003.

Ultracargo – In the 4Q04, Ultracargo’s SG&A expenses amounted to R$ 14 million, an increase of R$ 3 million in comparison to the 4Q03, the consequence of collective wage agreements celebrated in the second half of 2004 and expansion of the workforce. For 2004 as a whole, Ultracargo’s SG&A expenses amounted to R$ 51 million, an increase of 29%, compared to 2003.

EBITDA – Ultrapar’s consolidated Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) in the fourth quarter of 2004 amounted to R$ 186 million, an increase of 63%, compared to the 4Q03. This EBITDA growth was accompanied by a widening of the EBITDA margin, from 11% to 15%. Ultrapar’s EBITDA for 2004 amounted to R$ 737 million, an increase of 48%, compared to 2003. During this period, the company's EBITDA margin widened from 12% to 15%.

Ultragaz – Ultragaz reported EBITDA of R$ 63 million, 52% higher than the EBITDA reported in the 4Q03. For the year, Ultragaz’s EBITDA amounted to R$ 269 million, an increase of 29%, compared to 2003. In both cases, the increase was principally due to (i) the acquisition of Shell Gás and the resulting gains in scale; and (ii) the LPG market expansion.

Oxiteno – EBITDA at Oxiteno amounted to R$ 112 million, an increase of 84%, compared to the 4Q03. This EBITDA growth was accompanied by a 76% rise in EBITDA/ton, from R$ 499 in the 4Q03 to R$ 878 in the 4Q04. For the year, Oxiteno’s EBITDA amounted to R$ 421 million, an increase of 73% in relation to 2003, due to (i) higher sales volume; (ii) higher value-added sales; and (iii) an increase in the international market price of ethylene oxide derivatives. Furthermore, Canamex also contributed positively to EBITDA growth at Oxiteno.

4th Quarter 2004

Ultracargo – Ultracargo reported EBITDA of R$ 9 million in the 4Q04 and R$ 41 million for 2004, thus maintaining the same levels seen in the 4Q03 and in 2003, respectively.

Financial Result – Ultrapar’s financial result recorded a net expense of R$ 10 million in the 4Q04, an improvement of R$ 4 million compared to the same quarter in 2003, due basically to (i) the reduction to zero, from August 2004, of the rates of the PIS and COFINS taxes on financial revenues; and (ii) a reduction in the company’s foreign currency position, thereby reducing expenses related to exchange variation. Ultrapar ended 2004 with a net cash position of R$ 46 million, the result of the company's strong cash flow. A breakdown of Ultrapar’s debt, with details of interests and maturity dates, as well as the company's cash position, can be found on the last page of this report.

Net Income – Consolidated net income in the fourth quarter of 2004 amounted to R$ 110 million, an increase of 86%, compared to the 4Q03. In 2004, Ultrapar’s net income amounted to R$ 414 million, an increase of 68%, compared to 2003.

Investments – Capital Expenditures totalled R$ 73 million in the 4Q04, allocated as follows:

  At Ultragaz, capital expenditures were mainly directed to expanding the company’s small bulk segment (UltraSystem), equipment maintenance and increasing capacity at the Canoas and Mataripe bases

  At Oxiteno, capital expenditures was concentrated mainly on increasing the production capacity for specialty chemicals, modernization of the company's plants and on safety

  At Ultracargo, capital expenditures went principally into the construction of the Santos Intermodal Terminal and fleet expansion

During the fourth quarter 2004, Ultrapar invested R$ 10 million in the acquisition of a 7.3% stake of Cia Ultragaz, a subsidiary of Ultragaz Participações, held by Nacional Investimentos S/A.

4th Quarter 2004

In addition, we hereby announce that Ultrapar’s capital expenditure (CAPEX) budget for 2005 amounts to R$ 299 million. Most of this amount will be spent on expanding business, with the remaining being spent on modernization of the company's assets.

CAPEX 2005*	R$ million	% of Total

Ultragaz	83	28%
Oxiteno	181	60%
Ultracargo	35	12%
Ultrapar	299	100%

*Net of disposals

At Ultragaz, capital expenditure will be largely directed towards expanding the company's small bulk segment (UltraSystem), modernization of the company's gas bottling structure and renewing its fleet of vehicles and gas cylinders. At Oxiteno, investment will be spent on the expansion of its specialty chemical production capacity, including the fatty alcohol plant, with a view to increasing the flexibility of Oxiteno’s product sales, as well as achieving a higher value-added sales mix, thus optimizing the use of the ethylene oxide produced by the company. As well as investing in expanding capacity, investment will also be made in plant modernization and process quality, as well as environmental control. At Ultracargo, investment will be made in the expansion and renewal of the company's vehicle fleet, maintenance of existing terminals and the expansion of storage capacity. The Santos Intermodal Terminal is scheduled to begin operations at the beginning of 2005, with investment in this project in 2004 amounting to approximately R$ 60 million.

The investments outlined above do not include possible acquisitions. Ultrapar believes that the investments mentioned above will create substantial value for its shareholders, in line with the company's criteria for return on capital invested and profitability.

Ultrapar in the capital markets

The shares of Ultrapar appreciated by 11% in the fourth quarter of 2004, while the Ibovespa and IBX indexes appreciated by 13% and 16%, respectively. In 2004, as a whole, the Ultrapar’s shares appreciated by 37%. In the same period, the Ibovespa and the IBX indexes appreciated by 18% and 30%, respectively. Ultrapar's average daily trading volume in 2004 amounted to R$ 3.7 million, an increase of 133% on 2003.

4th Quarter 2004

Outlook

In 2005, Ultragaz will concentrate its efforts on achieving gains in productivity and in the constant innovation of its services. At Oxiteno, investments in expanding production capacity should, together with the growth in the economy and the improvement in petrochemical commodity prices, result in outstanding profitability for the sector. Moreover, Oxiteno intends to expand its operations in Mexico, increasingly using them as a platform for international growth. The Santos Intermodal Terminal is scheduled to become operational at the beginning of 2005, thereby leveraging the results at Ultracargo. We continue to examine and identify healthy growth opportunities in the company's business areas, remaining alert to trends of the global petrochemical sector, global changes in the LPG distribution sector and opportunities arising from the need for logistics infrastructure in Brazil.

Forthcoming Events

Conference Call / Webcast for Market Analysts: February 18, 2005

Ultrapar will be holding a conference call for analysts on February 18, 2005 to comment on the company's performance in the 4th quarter of 2004 and the prospects for 2005. The presentation will be available for downloading in the company's website one hour prior to the conference call.

Brazilian conference: 8:30 am (US EST) / 11:30 am (Brazil)
Telephone number for registration: 55 11 2103-1686
Address for registration: conferencecall@wittel.com.br
Code: Ultrapar
Please dial your connection five minutes before the conference call is due to start, to ++55 11 2101-1490

International conference: 11:00 am (US EST) / 2:00 pm (Brazil)
Participants in Brazil: 0-800-891-3951
Participants in the US: 1-800-322-0079
Other International participants: +1 (973) 935-2100
Code: 5563970 or Ultrapar

WEBCAST: live broadcast through the Internet at the site www.ultra.com.br. Please connect to the website 15 minutes in advance.

4th Quarter 2004

Operational and Market Information

Financial focus	4Q04	4Q03	3Q04	2004	2003

Ultrapar - EBITDA margin	15%	11%	17%	15%	12%
Ultrapar – Net margin	9%	6%	10%	9%	6%

Productivity	4Q04	4Q03	3Q04	2004	2003

EBITDA R$/ton Ultragaz	167	109	183	174	153
EBITDA R$/ton Oxiteno	878	499	839	812	513

Focus on Human Resources	4Q04	4Q03	3Q04	2004	2003

Number of employees: Ultrapar	6,724	6,465	6,638	6,724	6,465
Number of employees: Ultragaz	4,438	4,381	4,415	4,438	4,381
Number of employees: Oxiteno	1,121	1,078	1,113	1,121	1,078
Number of employees: Ultracargo	966	815	905	966	815

Focus on Capital markets	4Q04	4Q03	3Q04	2004	2003

Quantity of shares (m)	69,691	69,691	69,691	69,691	69,691
Market value – R$ million	3,367	2,671	2,666	2,681	2,671

Bovespa

Average Daily Volume (’000) shares	86,386	66,094	96,567	71,265	39,242
Average Daily Financial Volume (R$ ’000)	4,211	2,173	3,728	2,848	1,114
Average Price (R$ / ’000 shares )	48.7	32.9	38.61	39.96	28.40

NYSE

Number of ADRs [1] (‘000 ADRs)	4,984	4,823	3,705	4,984	4,823
Average Daily Volume (ADRs)	32,511	28,139	19,823	21,409	16,739
Average Daily Financial Volume (US$ ’000)	588,660	322,215	263	308,929	160,295
Average Price (US$ / ADRs)	18.11	11.45	13.28	14.43	9.58

Total [2]
Average Daily Volume (’000 shares)	118.897	94.233	116.391	92.423	55.651
Average Daily Financial Volume (R$ ’000)	5,837	3,109	4,506	3,721	1,586

[1] 1 ADR = 1000 preferred shares [2] Total = BOVESPA + NYSE

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian reais. except for the amounts on page 18. which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe". "expect". "plan". "strategy". "prospects". "envisage". "estimate". "forecast". "anticipate". "may" and other words with similar meanings are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties. anticipated by the company or otherwise. which could mean that the reported results turn out to be significantly different from those forecast. Therefore. the reader should not base investment decisions solely on these estimates.

For additional information please contact: Investor Relations Management - Ultrapar Participações S.A. (55 11) 3177-6695 invest@ultra.com.br www.ultra.com.br

4th Quarter 2004

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2004	2003	2004

ASSETS
Cash and cash equivalents	558.3	554.1	531.8
Trade accounts receivable	369.3	322.3	366.7
Inventories	206.0	137.7	175.0
Other	122.7	148.9	115.9

Total Current Assets	1,256.3	1,163.0	1,189.4

Investments	31.8	33.1	33.5
Property, plant and equipment	1,047.4	968.6	1,024.5
Deferred charges	99.8	102.7	94.6
Long term investments	38.8	-	34.3
Other long term assets	104.5	84.9	108.4

Total Long Term Assets	1,322.3	1,189.3	1,295.3

TOTAL ASSETS	2,578.6	2,352.3	2,484.7

LIABILITIES
Loans and financing	293.0	325.9	308.0
Suppliers	102.0	90.3	82.2
Payroll and related charges	94.1	74.7	86.2
Taxes	14.8	19.3	15.7
Other accounts payable	92.6	66.9	18.6

Total Current Liabilities	596.5	577.1	510.7

Loans and financing	258.1	306.3	283.1
Income and social contribution taxes	32.1	28.7	31.7
Other long term liabilities	63.2	51.3	60.7

Total Long Term Liabilities	353.4	386.3	375.5

TOTAL LIABILITIES	949.9	963.4	886.2

STOCKHOLDERS' EQUITY
Capital	664.0	664.0	664.0
Capital reserve	0.1	-	-
Revalution reserves	16.4	17.8	16.7
Profit reserves	920.0	674.9	668.4
Retained earnings	-	-	213.3

Total Stockholders' Equity	1,600.5	1,356.7	1,562.4

Minority Interests	28.2	32.2	36.1

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,628.7	1,388.9	1,598.5

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	2,578.6	2,352.3	2,484.7

Cash and Long term investments	597.1	554.1	566.1
Debt	551.1	632.2	591.1

Net cash (debt)	46.0	(78.1)	(25.0)

4th Quarter 2004

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted In Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2004	2003	2004	2004	2003

Net sales and services	1,220.0	1,070.0	1,319.5	4,784.2	4,000.3

Cost of sales and services	(931.7)	(866.6)	(997.8)	(3,669.9)	(3,196.4)

Gross profit	288.3	203.4	321.7	1,114.3	803.9

Operating expenses
Selling	(49.4)	(49.6)	(54.6)	(193.7)	(163.7)
General and administrative	(67.5)	(55.2)	(60.3)	(237.5)	(193.8)
Depreciation and amortization	(30.7)	(30.3)	(31.0)	(124.7)	(101.4)

Other operating income (expenses)	1.1	3.5	1.3	5.5	6.6

Income before equity and financial results	141.8	71.8	177.1	563.9	351.6

Financial results	(9.5)	(13.7)	(14.6)	(45.0)	(57.2)
Financial income	22.5	11.2	19.4	72.7	(32.0)
Financial expenses	(26.2)	(16.1)	(28.2)	(91.4)	9.9
Taxes on financial activities	(5.8)	(8.8)	(5.8)	(26.3)	(35.1)
Equity in earnings (losses) of affiliates
Affiliates	-	(0.1)	(0.1)	-	(0.5)
Benefit of tax holidays	29.3	13.6	28.2	93.5	52.4

Nonoperating income (expense)	(3.9)	0.6	(3.3)	(16.0)	1.0

Income before taxes and profit sharing	157.7	72.2	187.3	596.4	347.3

Provision for income and social contribution tax	(46.7)	(13.3)	(55.5)	(176.5)	(97.3)

Income before minority interest	111.0	58.9	131.8	419.9	250.0

Minority interest	(1.2)	0.1	(2.3)	(5.4)	(3.6)

Net Income	109.8	59.0	129.5	414.5	246.4

EBITDA	185.9	113.9	219.6	736.6	498.5
Depreciation and amortization	44.1	42.1	42.4	172.7	146.9
Investments	82.7	85.0	72.2	283.9	404.0

RATIOS

Earnings / 1000 shares - R$	1.57	0.85	1.86	5.95	3.54

Net debt / Stockholders' equity	Na	0.06	0.02	-	-
Net debt / LTM EBITDA	Na	0.17	0.03	-	-
Net interest expense / EBITDA	0.05	0.12	0.07	0.06	0.11
Gross margin	24%	19%	24%	23%	20%
Operating margin	12%	7%	13%	12%	9%
EBITDA margin	15%	11%	17%	15%	12%

4th Quarter 2004

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
 In millions of reais - Accounting practices adopted in Brazil

	DEC

	2004	2003

Cash Flows from operating activities	546.6	303.7
Net income	414.5	246.4
Minority interest	5.4	3.6
Depreciation and amortization	172.7	146.9
Working capital	(69.6)	(26.7)
Financial expenses (A)	(4.8)	(54.5)
Other (B)	28.4	(12.0)

Cash Flows from investing activities	(301.1)	(408.5)
Additions to property, plant, equipment and deferred charges (C)	(267.7)	(206.9)
Acquisition of minority interests (including treasury shares)	(16.2)	(197.1)
Other	(17.2)	(4.5)

Cash Flows from financing activities	(202.5)	21.0
Short term debt, net	(64.0)	(36.6)
Issuances	249.2	264.7
Debt payments	(255.4)	(119.5)
Related companies	(1.3)	(1.7)
Dividends paid (D)	(132.3)	(80.1)
Other	1.3	(5.8)

Net increase (decrease) in cash and cash equivalents	43.0	(83.8)

Cash and cash equivalents at the beginning of the period	554.1	637.9

Cash and cash equivalents at the end of the period (E)	597.1	554.1

Supplemental disclosure of cash flow information
Cash paid for interest (F)	25.3	51.3
Cash paid for taxes on income (F)	49.6	25.0

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly of accrued and deferred taxes and, cost of permanent asset sold
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Including dividends paid by Ultrapar and its subsidiaries.
(E)	Included Long term investments.
(F)	Included in cash flow from operating activities.

4th Quarter 2004

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
 In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2004	2003	2004

OPERATING ASSETS
Trade accounts receivable	157.8	173.9	166.6
Inventories	29.5	27.3	29.3
Other	37.4	45.1	45.9
Property, plant & equipment	453.9	488.3	462.1
Deferred charges	68.7	67.9	64.2

TOTAL OPERATING ASSETS	747.3	802.5	768.1

OPERATING LIABILITIES
Suppliers	17.4	38.0	23.3
Payroll and related charges	37.5	33.9	38.4
Taxes	2.7	1.8	2.2
Other accounts payable	5.2	4.1	4.0

TOTAL OPERATING LIABILITIES	62.8	77.8	67.9

ULTRAGAZ PARTICIPAÇÕES LTDA. CONSOLIDATED STATEMENT OF INCOME In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2004	2003	2004	2004	2003

Net sales	726.3	719.1	769.8	2,968.1	2,622.7

Cost of sales and services	(615.2)	(629.6)	(649.3)	(2,519.8)	(2,256.3)

Gross profit	111.1	89.5	120.5	448.3	366.4
Operating expenses
Selling	(26.7)	(28.0)	(28.7)	(105.7)	(86.7)
General and administrative	(21.9)	(20.1)	(19.3)	(76.3)	(72.3)
Depreciation and amortization	(28.6)	(28.8)	(28.9)	(116.2)	(95.1)

Other operating results	0.9	0.2	0.8	2.6	0.9

EBIT	34.8	12.8	44.4	152.7	113.2

EBITDA	63.4	41.7	73.3	268.9	208.2
Depreciation and amortization	28.6	28.8	28.9	116.2	95.0

RATIOS
Gross margin	15%	12%	16%	15%	14%
Operating margin	5%	2%	6%	5%	4%
EBITDA margin	9%	6%	10%	9%	8%

4th Quarter 2004

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2004	2003	2004

OPERATING ASSETS
Trade accounts receivable	192.5	132.7	181.8
Inventories	174.0	108.3	143.4
Other	32.8	32.6	23.5
Property, plant & equipment	402.1	358.9	391.2
Deferred charges	4.0	4.3	4.0

TOTAL OPERATING ASSETS	805.4	636.8	743.9

OPERATING LIABILITIES
Suppliers	75.9	44.9	50.9
Payroll and related charges	47.0	32.7	38.5
Taxes	6.7	7.8	1.7
Other accounts payable	16.8	22.8	14.3

TOTAL OPERATING LIABILITIES	146.4	108.2	105.4

OXITENO S/A - INDÚSTRIA E COMÉRCIO CONSOLIDATED STATEMENT OF INCOME In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2004	2003	2004	2004	2003

Net sales	452.7	313.9	509.1	1,662.7	1,237.8

Cost of goods sold
Variable	(259.0)	(185.4)	(292.7)	(944.5)	(748.9)
Fixed	(25.8)	(23.0)	(27.6)	(93.6)	(83.6)
Depreciation and amortization	(8.3)	(8.1)	(7.2)	(30.9)	(31.1)

Gross profit	159.6	97.4	181.6	593.7	374.2

Operating expenses
Selling	(22.6)	(21.5)	(25.9)	(87.8)	(76.9)
General and administrative	(33.6)	(25.0)	(30.1)	(118.1)	(89.1)
Depreciation and amortization	(1.9)	(1.7)	(1.8)	(7.2)	(5.2)

Other operating results	-	2.0	0.5	2.3	4.0

EBIT	101.5	51.2	124.3	382.9	207.0

EBITDA	111.7	60.8	133.2	421.0	243.2

Depreciation and amortization	10.2	9.8	9.0	38.1	36.2

RATIOS

Gross margin	35%	31%	36%	36%	30%
Operating margin	22%	16%	24%	23%	17%
EBITDA margin	25%	19%	26%	25%	20%

4th Quarter 2004

ULTRACARGO PARTICIPAÇÕES LTDA. CONSOLIDATED BALANCE SHEET In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2004	2003	2004

OPERATING ASSETS
Trade accounts receivable	20.5	17.0	19.5
Inventories	2.5	2.1	2.2
Other	4.6	4.1	3.5
Property, plant & equipment	181.0	110.7	160.6
Deferred charges	5.4	2.5	4.6

TOTAL OPERATING ASSETS	214.0	136.4	190.4

OPERATING LIABILITIES
Suppliers	10.1	8.6	9.1
Payroll and related charges	9.2	7.7	8.9
Taxes	2.4	3.1	3.2
Other accounts payable	2.1	1.8	1.8

TOTAL OPERATING LIABILITIES	23.8	21.2	23.0

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
 In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2004	2003	2004	2004	2003

Net sales	52.7	46.0	52.3	197.3	177.1

Cost of sales and services	(34.9)	(29.7)	(32.8)	(125.0)	(113.9)

Gross profit	17.8	16.3	19.5	72.3	63.2

Operating expenses
Selling	(0.2)	-	-	(0.3)	-
General and administrative	(13.9)	(11.2)	(12.6)	(50.0)	(38.5)
Depreciation and amortization	(0.1)	(0.3)	(0.1)	(0.5)	(0.9)

Other operating results	0.4	0.3	0.3	1.5	0.9

EBIT	4.0	5.1	7.1	23.0	24.7

EBITDA	9.1	9.1	11.5	40.6	40.0
Depreciation and amortization	5.1	4.0	4.3	17.6	15.3

RATIOS

Gross margin	34%	35%	37%	37%	36%
Operating margin	8%	11%	14%	12%	14%
EBTIDA margin	17%	20%	22%	21%	23%

4th Quarter 2004

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

(US$ millions)	2004	2003	2004	2004	2003

Net sales
Ultrapar	437.8	368.9	443.2	1,635.0	1,299.4
Ultragaz	260.6	247.9	258.6	1,014.3	851.9
Oxiteno	162.5	108.2	171.0	568.2	402.1
Ultracargo	18.9	15.9	17.6	67.4	57.5

EBIT
Ultrapar	50.9	24.7	59.5	192.7	114.2
Ultragaz	12.5	4.5	14.9	52.2	36.7
Oxiteno	36.4	17.7	41.8	130.9	67.2
Ultracargo	1.4	1.8	2.4	7.9	8.0

Operating margin
Ultrapar	12%	7%	13%	12%	9%
Ultragaz	5%	2%	6%	5%	4%
Oxiteno	22%	16%	24%	23%	17%
Ultracargo	8%	11%	14%	12%	14%

EBITDA
Ultrapar	66.7	39.2	73.8	251.7	161.9
Ultragaz	22.8	14.4	24.6	91.9	67.6
Oxiteno	40.1	21.0	44.7	143.9	79.0
Ultracargo	3.3	3.2	3.9	13.8	12.9

EBITDA margin
Ultrapar	15%	11%	17%	15%	12%
Ultragaz	9%	6%	10%	9%	8%
Oxiteno	25%	19%	26%	25%	20%
Ultracargo	17%	20%	22%	21%	23%

Net income
Ultrapar	39.4	20.3	43.5	141.7	80.0

Net income/ 1,000 shares (US$)	0.57	0.29	0.62	2.03	1.15

4th Quarter 2004

     ULTRAPAR PARTICIPAÇÕES S/A
LOANS, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

	Balance in December/2004
Loans							Index/	Interest Rate %		Maturity and
				Ultrapar		Ultrapar	Currency (*)	Minimum	Maximum	Amortization Sched
	Ultragaz	Oxiteno	Ultracargo	Holding	Other	Consolidated
Foreign Currency

Eurobond	151.5	-	-	-	-	151.5	US$	3.5	3.5	Semiannually to 2005
Financings for Property Plant & Equipment	-	8.8	-	-	-	8.8	MX$ + TIIE (*)	2.0	2.0	Semiannually to 2009
Working capital loan	-	0.5	-	-	-	0.5	MX$ + TIIE (*)	1.4	1.4	Monthly to 2005
										Monthly, Semiannually and Annually
Export prepayment, net of linked operations	-	129.8	-	-	-	129.8	US$	4.2	6.9	2008
Foreign financing	-	32.2	-	-	-	32.2	US$ + LIBOR	2.0	2.0	Semiannually to 2009
National Bank for Economic
and Social Development - BNDES	16.4	3.5	0.9	-	-	20.8	UMBNDES (*)	10.9	10.9	Monthly to 2009
Advances on Foreign Exchange Contracts	-	3.2	-	-	-	3.2	US$	2.0	2.9	Maximum of 58 days

Subtotal	167.9	178.0	0.9	-	-	346.8

Local Currency

National Bank for Economic	91.7	33.4	5.1	-	-	130.2	TJLP (*)	3.0	3.9	Monthly to 2009
and Social Development - BNDES	-	15.5	-	-	-	15.5	IGP-M (*)	6.5	6.5	Semiannually to 2008
Agency for Financing Machinery and Equipment (FINAME)	2.1	3.7	28.4	-	-	34.2	TJLP (*)	1.8	4.9	Monthly to 2009
Research and projects financing (FINEP)	-	24.4	-	-	-	24.4	TJLP (*)	(2.0)	(2.0)	Monthly to 2009

Subtotal	93.8	77.0	33.5	-	-	204.3

Total	261.7	255.0	34.4	-	-	551.1

Composition per Annum

Up to 1 Year	189.1	94.9	9.0	-	-	293.0
From 1 to 2 Years	38.4	63.3	7.6	-	-	109.3
From 2 to 3 Years	19.2	28.5	9.6	-	-	57.3
From 3 to 4 Years	10.4	21.2	5.3	-	-	36.9
From 4 to 5 Years	4.6	47.1	2.9	-	-	54.6

Total	261.7	255.0	34.4	-	-	551.1

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies / TIIE - Interbank Interest Rate Even

	Balance in December/2004

				Ultrapar		Ultrapar
	Ultragaz	Oxiteno	Ultracargo	Holding	Other	Consolidated

Cash and Long term investments	107.8	387.2	97.9	2.3	1.9	597.1

ITEM 5

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries

Financial Statements for the Years Ended December 31, 2004 and 2003 and Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Management of
Ultrapar Participações S.A.
São Paulo - SP

1.	We have audited the accompanying individual (Company) and consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (“Companies”) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders’ equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Companies; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by Companies’ management, as well as the presentation of the financial statements taken as a whole.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions, Company and consolidated, of Ultrapar Participações S.A. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, the changes in stockholders’ equity (Company), and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 4, 2005

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003 (In thousands of Brazilian reais - R$)

	Company		Consolidated			Company		Consolidated

ASSETS	2004	2003	2004	2003	LIABILITIES	2004	2003	2004	2003

CURRENT ASSETS					CURRENT LIABILITIES
Cash and banks	321	248	41.280	46.743	Loans and financing	-	-	293.039	325.877
Temporary cash investments	1.932	23.383	517.099	507.347	Suppliers	163	51	102.052	90.281
Trade accounts receivable	-	-	369.302	322.323	Salaries and related charges	456	412	94.137	74.741
Inventories	-	-	206.041	137.708	Taxes payable	6	34	11.833	12.770
Recoverable taxes	11.415	13.301	100.073	115.512	Dividends payable	71.851	39.028	74.700	41.736
Dividends receivable	88.242	43.094	-	621	Income and social contribution
Other	5.570	3.628	17.097	29.878	taxes	-	60	2.978	6.581
Prepaid expenses	-	-	5.538	2.835	Other	-	-	17.931	25.119

	107.480	83.654	1.256.430	1.162.967		72.476	39.585	596.670	577.105

					LONG-TERM LIABILITIES
NON-CURRENT ASSETS					Loans and financing	-	-	258.091	306.269
Long-term investments	-	-	38.754	-	Related companies	420.710	421.633	8.790	8.989
Related companies	51.545	51.611	3.136	2.779	Deferred income and social
Deferred income and social					contribution taxes	-	-	32.125	28.696
contribution taxes	2.687	2.576	63.274	61.367	Other taxes	7.843	7.173	52.069	40.899
Recoverable taxes	-	-	9.478	-	Other	-	-	2.297	1.405
Escrow deposits	-	-	14.103	9.904
Trade accounts receivable	-	-	11.945	8.896		428.553	428.806	353.372	386.258
Other	-	-	2.570	2.019

	54.232	54.187	143.260	84.965	MINORITY INTEREST	-	-	28.220	32.211

PERMANENT ASSETS					STOCKHOLDERS' EQUITY
Investments:					Capital	663.952	663.952	663.952	663.952
Subsidiary and affiliated					Capital reserve	1.855	1.152	142	9
companies	1.944.742	1.690.492	5.944	5.721	Revaluation reserve	16.371	17.787	16.371	17.787
Other	186	347	25.895	27.396	Profit reserves	929.068	677.495	929.068	677.495
Property, plant and equipment	-	-	1.047.434	968.555	Treasury shares	(5.635)	(97)	(9.031)	(2.550)
Deferred charges	-	-	99.801	102.663
						1.605.611	1.360.289	1.600.502	1.356.693
	1.944.928	1.690.839	1.179.074	1.104.335

					TOTAL MINORITY INTEREST AND
					STOCKHOLDERS' EQUITY	-	-	1.628.722	1.388.904

TOTAL	2.106.640	1.828.680	2.578.764	2.352.267	TOTAL	2.106.640	1.828.680	2.578.764	2.352.267

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated

	2004	2003	2004	2003

GROSS SALES AND SERVICES	-	-	5.250.629	4.603.778
Taxes on sales and services	-	-	(419.151)	(248.143)
Rebates, discounts and returns	-	-	(47.229)	(355.326)

NET SALES AND SERVICES	-	-	4.784.249	4.000.309
Cost of sales and services	-	-	(3.669.907)	(3.196.445)

GROSS PROFIT	-	-	1.114.342	803.864

EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	418.052	236.811	93.502	51.894

OPERATING (EXPENSES) INCOME
Selling	-	-	(193.739)	(163.665)
General and administrative	(315)	(112)	(232.065)	(188.610)
Management compensation	(601)	(518)	(5.442)	(5.183)
Depreciation and amortization	-	-	(124.737)	(101.390)
Other operating income, net	815	440	5.587	6.567

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS	417.951	236.621	657.448	403.477
Financial income (expenses), net	2.027	15.225	(18.670)	(22.167)
Taxes (CPMF/IOF/PIS/COFINS) on financial activities	(261)	(588)	(26.312)	(35.081)

INCOME FROM OPERATIONS	419.717	251.258	612.466	346.229
Nonoperating (expenses) income, net	(17)	(3)	(16.019)	1.007

INCOME BEFORE TAXES ON INCOME	419.700	251.255	596.447	347.236

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	(5.332)	(5.419)	(174.996)	(112.953)
Deferred	111	543	(1.516)	15.730

	(5.221)	(4.876)	(176.512)	(97.223)

INCOME BEFORE MINORITY INTEREST	414.479	246.379	419.935	250.013
Minority interest	-	-	(5.456)	(3.634)

NET INCOME	414.479	246.379	414.479	246.379

EARNINGS PER THOUSAND SHARES (BASED ON
ANNUAL WEIGHTED AVERAGE) - R$	5,95	3,54

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (COMPANY) FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (In thousands of Brazilian reais - R$)

			Revaluation reserve of subsidiary and affiliated companies

				Profit reserves

	Capital	Capital reserve		Legal	Retention of profits	Realizable profits	Retained earnings	Treasury shares	Total

BALANCES AT DECEMBER 31, 2002	663.952	-	26.036	28.546	432.355	40.593	-	(398)	1.191.084

Acquisition of treasury shares	-	-	-	-	-	-	-	(2.173)	(2.173)
Sale of treasury shares	-	1.152	-	-	-	-	-	2.474	3.626
Realization of revaluation reserve	-	-	(8.249)	-	-	-	1.733	-	(6.516)
Income and social contribution taxes on realization of revaluation reserves of subsidiaries	-	-	-	-	-	-	(111)	-	(111)
Realization of profit reserve	-	-	-	-	-	(40.593)	40.593	-	-
Net income	-	-	-	-	-	-	246.379	-	246.379
Appropriation of net income:
Legal reserve	-	-	-	12.319	-	-	(12.319)	-	-
Interim dividends (R$0.461996 and R$0.508195 per thousand common and
preferred shares, respectively)	-	-	-	-	-	-	(33.000)	-	(33.000)
Proposed dividends payable (R$0.545231 and R$0.599754 per thousand common and
preferred shares, respectively)	-	-	-	-	-	-	(39.000)	-	(39.000)
Realizable profits reserve	-	-	-	-	-	85.622	(85.622)	-	-
Reserve for retention of profits	-	-	-	-	118.653	-	(118.653)	-	-

BALANCES AT DECEMBER 31, 2003	663.952	1.152	17.787	40.865	551.008	85.622	-	(97)	1.360.289

Acquisition of treasury shares	-	-	-	-	-	-	-	(6.758)	(6.758)
Sale of treasury shares	-	703	-	-	-	-	-	1.220	1.923
Realization of revaluation reserve	-	-	(1.416)	-	-	-	1.416	-	-
Income and social contribution taxes on realization of revaluation reserves of subsidiaries	-	-	-	-	-	-	(166)	-	(166)
Realization of profit reserve	-	-	-	-	-	(85.622)	85.622	-	-
Net income	-	-	-	-	-	-	414.479	-	414.479
Appropriation of net income:
Legal reserve	-	-	-	20.724	-	-	(20.724)	-	-
Interim dividends (R$1.330000 per thousand common and preferred shares)	-	-	-	-	-	-	(92.383)	-	(92.383)
Proposed dividends payable (R$1.032683 per thousand common and
preferred shares)	-	-	-	-	-	-	(71.773)	-	(71.773)
Realizable profits reserve	-	-	-	-	-	118.343	(118.343)	-	-
Reserve for retention of profits	-	-	-	-	198.128	-	(198.128)	-	-

BALANCES AT DECEMBER 31, 2004	663.952	1.855	16.371	61.589	749.136	118.343	-	(5.635)	1.605.611

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (In thousands of Brazilian reais - R$)

	Company		Consolidated

	2004	2003	2004	2003

SOURCES OF FUNDS
From operations:
Net income	414.479	246.379	414.479	246.379
Items not affecting working capital:
Equity in subsidiary and affiliated companies	(418.052)	(236.811)	(93.502)	(51.894)
Depreciation and amortization	-	-	172.691	146.870
Credits of PIS and COFINS (taxes on revenue) on depreciation	-	-	2.936	758
Tax incentives	-	-	93.477	52.409
Long-term interest and monetary variations	657	975	22.617	(30.264)
Deferred income and social contribution taxes	(111)	(543)	1.516	(15.730)
Minority interest	-	-	5.456	3.634
Net book value of permanent assets written off	174	3	24.063	22.771
Other long-term taxes	58	512	7.992	3.924
Provision (reversal of provision) for probable losses
on permanent assets	(3)	3	(1.268)	(440)

	(2.798)	10.518	650.457	378.417

From stockholders:
Disposal of treasury shares	1.923	3.626	410	30

From third parties:
Increase in long-term liabilities	-	-	32	2.837
Decrease in non-current assets	66	-	-	-
Proposed dividends and interest on capital (gross)	163.626	43.094	-	-
Long-term loans and financing	-	-	293.037	258.645

	163.692	43.094	293.069	261.482

Total sources	162.817	57.238	943.936	639.929

USES OF FUNDS
Permanent assets:
Investments	-	-	-	1.695
Property, plant and equipment	-	-	227.163	299.533
Deferred charges	-	-	48.305	87.158

	-	-	275.468	388.386

Dividends and interest on capital	164.156	72.000	165.243	72.865
Transfer from long-term to current liabilities	-	-	354.562	280.432
Decrease in long-term liabilities	968	36.981	-	-
Increase in non-current assets	-	4.917	59.318	27.767
Acquisition of treasury shares	6.758	2.173	6.758	2.173
Acquisition of shares from minority stockholders	-	-	8.520	-
Taxes on realization of revaluation reserve	-	-	166	254
Decrease in minority interest	-	-	3	855

	7.726	44.071	429.327	311.481

Total uses	171.882	116.071	870.038	772.732

INCREASE (DECREASE) IN WORKING CAPITAL	(9.065)	(58.833)	73.898	(132.803)

REPRESENTED BY
Current assets:
At end of year	107.480	83.654	1.256.430	1.162.967
At beginning of year	83.654	148.402	1.162.967	1.186.895

	23.826	(64.748)	93.463	(23.928)

Current liabilities:
At end of year	72.476	39.585	596.670	577.105
At beginning of year	39.585	45.500	577.105	468.230

	32.891	(5.915)	19.565	108.875

INCREASE (DECREASE) IN WORKING CAPITAL	(9.065)	(58.833)	73.898	(132.803)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	OPERATIONS

The Company invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemical and petrochemical products (Oxiteno), and logistic services for chemicals and fuels (Ultracargo).

2.	PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted to record transactions and prepare the financial statements are those established by accounting practices adopted in Brazil and the Brazilian Securities Commission (CVM).

	a)	Results of operations

Determined on the accrual basis of accounting.

	b)	Current and non-current assets

Temporary cash investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), which approximate market value.

The allowance for doubtful accounts is based on estimated losses and is considered by management to be sufficient to cover potential losses on accounts receivable.

Inventories are stated at the lower of average cost of acquisition or production, or at market or net realizable value.

Other assets are stated at the lower of cost or probable realizable values, including, when applicable, accrued income and monetary variations or net of allowances for potential losses.

	c)	Permanent assets

Stated at cost monetarily restated through December 31, 1995, and at nominal amounts from that date, combined with the following aspects:

• Significant investments in subsidiary and affiliated companies are recorded under the equity method, as shown in Note 10.

• Property, plant and equipment include revaluation write-ups based on appraisal reports issued by independent appraisers.

• Depreciation is calculated on a straight-line basis at the annual rates described in Note 11, based on the economic useful lives of the assets.

• Deferred charges mainly comprise costs incurred in the implementation of projects to install equipment at customers’ facilities, projects to modernize systems, and goodwill on acquisition of subsidiaries, as mentioned in Note 12.

	d)	Current and long-term liabilities

Stated at known or estimated amounts including, when applicable, accrued charges and monetary variations. The provision for income tax includes tax incentives, when applicable. Deferred income and social contribution taxes on temporary differences are recorded as set forth by CVM Resolution No. 273/98.

	e)	Basis for translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into Brazilian reais at the current exchange rate. The criteria for preparation of the financial statements have been adapted to conform to accounting practices adopted in Brazil.

	f)	The balance sheet information of 2003 related to other current assets and other taxes payable have been reclassified for better year to year comparison.

3.	CONSOLIDATION PRINCIPLES

The consolidated financial statements have been prepared in accordance with the basic consolidation principles established by accounting practices adopted in Brazil and by the Brazilian Securities Commission (CVM), and include the following direct and indirect subsidiaries:

	Ownership interest - %

	2004		2003

	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
Companhia Ultragaz S.A.	-	94	-	86
SPGás Distribuidora de Gás Ltda.	-	94	-	86
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e
Participações Ltda.	100	-	100	-
Melamina Ultra S.A. Indústria Química	-	99	-	93
Transultra - Armazenamento e Transporte
Especializado Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. - Tequimar	-	99	-	99
Oxiteno S.A. - Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos
Químicos Ltda.	-	100	-	-
Barrington S.L.	-	100	-	100
Canamex Químicos S.A. de C.V.	-	100	-	100
Oxiteno International Co.	-	100	-	100
Oxiteno Overseas Co.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-

Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, were eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

On August 8, 2003, the Company acquired, through its subsidiary Companhia Ultragaz S.A., the LPG distribution business of Shell Petroleum N.V. in Brazil (SPGás Distribuidora de Gás Ltda.). This acquisition amounted to R$170,566, for the purchase of 100% of the company’s shares and the extinguishment of its debt. The financial statements include the account balances and transactions of the acquired business since August 2003. The goodwill of R$24,427 on this acquisition is based on its expected future profitability and is being amortized over five years, beginning August 2003.

On December 4, 2003, the Company acquired, through its subsidiary Barrington S.L., the chemical business of the Berci Group in Mexico (Canamex Químicos S.A. de C.V.). This acquisition amounted to US$10,250 million, without assumption of any debt. The financial statements include the account balances and transactions of the acquired business since December 2003.

On December 31, 2003, in order to reduce costs, the Company merged the subsidiaries Ultratecno Participações Ltda. into Ultragaz Participações Ltda., Ultracargo Participações Ltda. into Oleoquímica do Nordeste Ltda., and the latter into Ultracargo - Operações Logísticas e Participações Ltda.

On December 29, 2004, the Company acquired, through its subsidiary Ultragaz Participações Ltda., an additional 7.31% of Companhia Ultragaz S.A. total share capital. This acquisition amounted to R$10,000, with a goodwill of R$1,813 based on its expected future profitability to be amortized over five years beginning January 2005.

4.	TEMPORARY CASH INVESTMENTS

These investments, contracted with leading banks, are substantially comprised of fixed- -income securities and funds linked to the interbank deposit certificates (CDI) rate and currency hedges, and are stated at cost plus accrued income (on a “pro rata temporis” basis).

	Company		Consolidated

	2004	2003	2004	2003

Fixed-income securities and funds	1,932	23,383	536,326	489,490
Foreign investments (a)	-	-	108,093	73,631
Net expenses from hedge operations (b)	-	-	(88,566)	(55,774)

	1,932	23,383	555,853	507,347

Current assets	1,932	23,383	517,099	507,347
Non-current assets	-	-	38,754	-

(a)	Investments made by the indirect subsidiary Oxiteno Overseas Co. in fixed-income securities, Brazilian corporate securities, and investment grade securities.

(b)	Accumulated gain or loss on hedge positions (see Note 19).

5	.	ACCOUNTS RECEIVABLE (CONSOLIDATED)
			2004	2003

		Domestic customers	353,879	299,805
		Foreign customers	91,467	71,371
		(-) Advances on foreign exchange contracts	(55,455)	(31,546)
		(-) Allowance for doubtful accounts	(20,589)	(17,307)

			369,302	322,323

6	INVENTORIES (CONSOLIDATED)
		2004	2003
	Finished products	115,911	78,403
	Liquefied petroleum gas (LPG)	22,983	22,736
	Raw materials	49,357	25,438
	Supplies and cylinders for resale	17,790	11,131

		206,041	137,708

7	RECOVERABLE TAXES

	Represented, substantially, by credit balances of ICMS (State Value-added Tax - VAT), IPI (Federal excise tax), PIS and COFINS (taxes on revenue) and prepaid income and social contribution taxes, which can all be offset against future taxes payable.

	Company		Consolidated

	2004	2003	2004	2003

Income and social contribution taxes	11,334	13,260	57,173	64,244
ICMS	-	-	31,105	40,736
PIS and COFINS	40	-	7,324	2,311
IPI	-	-	150	2,845
Other, principally VAT of subsidiary Canamex
Químicos S.A. de C.V.	41	41	4,321	5,376

	11,415	13,301	100,073	115,512

Ultrapar Participações S.A. and Subsidiaries

8	RELATED COMPANIES

		Company		Consolidated

		Loans		Loans		Trade accounts		Transactions		Financial income (expenses)

		Assets	Liabilities	Assets	Liabilities	Receivable	Payable	Sales	Purchases

	Ultracargo - Operações Logísticas e Participações Ltda.	-	364,574	-	-	-	-	-	-	-
	Oxiteno Nordeste S.A. - Indústria e Comércio	-	33,000	-	-	-	-	-	-	-
	Companhia Ultragaz S.A.	51,545	-	-	-	-	-	-	-	-
	Imaven Imóveis e Agropecuária Ltda.	-	22,658	-	-	-	-	-	-	-
	Melamina Ultra S.A. Indústria Química	-	478	-	-	-	-	-	-	-
	Química da Bahia Indústria e Comércio S.A.	-	-	-	7,662	-	-	-	-	(699)
	Serma Associação dos Usuários de Equipamentos de
	Processamentos de Dados e Serviços Correlatos	-	-	1,644	-	-	800	-	-	-
	Petroquímica União S.A.	-	-	-	-	-	6,983	-	128,731	-
	Oxicap Indústria de Gases Ltda.	-	-	-	-	-	668	-	7,704	-
	Liquigás Distribuidora S.A.	-	-	-	-	129	-	2,926	-	-
	Petróleo Brasileiro S.A. - Petrobras	-	-	-	-	1,344	-	4	2,090,869	-
	Copagaz Distribuidora de Gás S.A.	-	-	-	-	15	-	518	-	-
	Braskem S.A.	-	-	-	-	-	32,840	93,386	576,897	-
	Supergasbras Distribuidora de Gás S.A.	-	-	-	-	11	-	1,054	-	-
	Cia. Termelétrica do Planalto Paulista - TPP	-	-	1,433	-	-	-	-	-	175
	Plenogás - Distribuidora de Gás S.A.	-	-		871	-	-	-	-	-
	Other related companies	-	-	59	257	19	520	413	1,737	-

	Total as of December 31, 2004	51,545	420,710	3,136	8,790	1,518	41,811	98,301	2,805,938	(524)

	Total as of December 31, 2003	51,611	421,633	2,779	8,989	60	10,771	57,826	2,323,820	(584)

	The loan balances with Química da Bahia Indústria e Comércio S.A. and Cia. Termelétrica do Planalto Paulista - TPP are adjusted based on the Brazilian long-term interest rate (TJLP). Other loans are not subject to financial charges. Purchase and sale transactions refer principally to purchases of raw materials, other materials and storage services, carried out at market prices and conditions.

	The loan agreement with Ultracargo - Operações Logísticas e Participações Ltda. results from the sale of shares issued by Oxiteno S.A. - Indústria e Comércio to the Company, so as to avoid a reciprocal shareholding resulting from a corporate restructuring conducted in 2002.

Ultrapar Participações S.A. and Subsidiaries

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

	a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. The tax credits are based on continuing profitability from operations. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are presented in the following principal categories:

	Company		Consolidated

	2004	2003	2004	2003
Non-current assets-
Deferred income and social contribution taxes on:
Accruals which are tax deductible only when
expenses are incurred	2,687	2,576	51,171	48,574
Income and social contribution tax loss
carryforwards	-	-	12,103	12,793

	2,687	2,576	63,274	61,367

Long-term liabilities-
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	1,645	2,072
Income earned abroad	-	-	30,480	26,624

	-	-	32,125	28,696

Ultrapar Participações S.A. and Subsidiaries

b)	Reconciliation of income and social contribution taxes in the statement of income Income and social contribution taxes are reconciled to official tax rates as follows:

		Company		Consolidated

		2004	2003	2004	2003
	Income before taxes, equity in subsidiary and
	affiliated companies and minority interest	1,648	14,444	502,945	295,342
	Official tax rates - %	34.00	34.00	34.00	34.00

	Income and social contribution taxes at official
	rates	(560)	(4,911)	(171,001)	(100,416)

	Adjustments to the effective tax rate:
	Operating provisions and nondeductible
	expenses/nontaxable income	196	35	(5,239)	2,363
	Adjustments to estimated income	(1,457)	-	(290)	1,137
	Interest on capital received	(3,400)	-	-	-
	Workers’ meal program (PAT)	-	-	616	330
	Other	-	-	(598)	(637)

	Income and social contribution taxes in the
	statement of income	(5,221)	(4,876)	(176,512)	(97,223)

	Current	(5,332)	(5,419)	(174,996)	(112,953)
	Deferred	111	543	(1,516)	15,730
c)	Tax exemption

	The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

		Exemption	Expiration
Subsidiary	Plants	- %	date
Oxiteno Nordeste S.A. - Indústria e
Comércio	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Juazeiro base	100	2004
	Suape base	100	2007
	Ilhéus base	25	2008
	Aracaju base	25	2008
	Caucaia base	75	2012
Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
	Suape Terminal (storage of acetic
	acid and butadiene byproducts)	100	2005

Ultrapar Participações S.A. and Subsidiaries

Tax benefits from income tax reduction for activities eligible for tax incentives were recorded in a specific account in stockholders’ equity by the subsidiaries benefited from tax incentives, and recognized in income by the Company through equity pick-up, as shown in Note 10.

10.	INVESTMENTS

	a)	Subsidiaries of the Company

	December 31, 2004

	Ultragaz Participações Ltda. (*)	Ultracargo - Operações Logísticas e Participações Ltda. (*)	Imaven Imóveis e Agropecuária Ltda. (*)	Oxiteno S.A. - Indústria e Comércio (*)

Number of shares or sharequotas held	4,336,062	2,461,346	27,733,974	35,102,127
Net equity - R$	272,249	602,864	46,556	1,023,073
Net income for the year - R$	66,284	21,038	5,022	325,600

	2004							2003

	Ultragaz Participações Ltda. (*)	Ultracargo - Operações Logísticas e Participações Ltda. (*)	Imaven Imóveis e Agropecuária Ltda. (*)	Oxiteno S.A. - Indústria e Comércio (*)	Subtotal	Other	Total	Total

Changes in investments:
Balance at beginning of year	231,898	637,055	46,834	774,705	1,690,492	347	1,690,839	1,503,755
Reversal of provision (provision) for losses	-	-	-	-	-	3	3	(3)
Write-off	-	-	-	-	-	(174)	(174)	(3)
Income taxes on revaluation reserves in subsidiaries	(166)	-	-	-	(166)	-	(166)	(111)
Write-off of revaluation reserve	-	-	-	-	-	-	-	(6,516)
Dividends and interest on capital	(25,767)	(55,229)	(5,300)	(77,330)	(163,626)	-	(163,626)	(43,094)
Equity pick-up	66,284	21,038	5,022	325,698	418,042	10	418,052	236,811

Balance at end of year	272,249	602,864	46,556	1,023,073	1,944,742	186	1,944,928	1,690,839

b)	Affiliated companies (consolidated)

	December 31, 2004

	Química da Bahia Indústria e Comércio S.A. (**)	Oxicap Indústria de Gases Ltda. (**)

Number of shares or sharequotas held	3,174,501	156
Adjusted net equity - R$	10,118	5,331
Net income for the year - R$	-	659
Ownership interest - %	45.56	25.00

	2004				2003

	Química da Bahia Indústria e Comércio S.A. (**)	Oxicap Indústria de Gases Ltda. (**)	Other	Total	Total

Changes in investments:
Balance at beginning of year	4,610	950	161	5,721	7,128
Capital increase	-	206	-	206	-
Equity pick-up	-	178	10	188	349
Write-off	-	-	(171)	(171)	(1,756)
Balance at end of year	4,610	1,334	-	5,944	5,721

(*)	Financial statements audited or reviewed by our independent auditors.

(**)	Financial statements audited by other independent auditors.

The consolidated amount of equity in subsidiary and affiliated companies presented in the statement of income includes R$93,477 (2003 - R$52,409) of subsidiaries’ income tax incentives arising substantially from operations in regions eligible for such incentives.

In the consolidated financial statements, the investment of Oxiteno S.A - Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliated financial statements as of November 30, 2004. The investment of Oxiteno Nordeste S.A. - Indústria e Comércio in the affiliated company Química da Bahia Indústria e Comércio S.A. is not based on the equity method, since the affiliated companies’ operations are dormant and management evaluates that its carrying value is adequate.

11.   PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

	Annual depreciation rates - %	2004			2003

		Revalued cost	Accumulated depreciation	Net book value	Net book value

Land	-	46,290	-	46,290	46,853
Buildings	4 to 5	380,282	(136,647)	243,635	233,721
Machinery and equipment	5 to 10	1,017,065	(488,127)	528,938	511,750
Vehicles	20 to 30	146,837	(101,418)	45,419	41,329
Furniture and fixtures	10	18,337	(6,734)	11,603	10,113
Construction in progress	-	94,971	-	94,971	46,025
Imports in transit	-	1,933	-	1,933	302
Other	2.5 to 30	128,874	(54,229)	74,645	78,462

		1,834,589	(787,155)	1,047,434	968,555

Construction in progress refers mainly to the construction of the Santos Intermodal Terminal (TIS) of subsidiary Terminal Químico de Aratu S.A. -Tequimar, as well as improvements of other subsidiaries’ plants.

Other refers to computer equipment in the amount of R$17,242 (2003 - R$19,596), software in the amount of R$27,740 (R$2003 - R$29,901), and commercial property rights, mainly those described below:

  On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. - Tequimar won the auction and signed a contract for use of the site on which it operates the Aratu Terminal for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$12,000, and is being amortized over 40 years, equivalent to annual amortization of R$300.

  Further, Terminal Químico de Aratu S.A. - Tequimar has a 20 year lease of an area adjacent to the Santos harbor which allows it to build, operate and exploit the terminal, intended for the distribution of liquid bulk. The price paid by Tequimar was R$3,803 and will be amortized until December 31, 2022 from the start of its operation, expected for April 2005.

12.   DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred in the implementation of systems modernization projects in the amount of R$2,052 (2003 - R$3,203), amortized over five to ten years, and for the installation of Ultrasystem equipment on customers’ premises in the amount of R$55,954 (2003 - R$56,836), amortized over the terms of the LPG supply contracts with these customers. Deferred charges also include the goodwill from acquisitions, as stated in Note 3.

13.   FINANCING (CONSOLIDATED)

Description	2004	2003	Index/ Currency	Annual interest rate - %	Maturity and amortization

Foreign currency:
Eurobonds	151,473	-	US$	3.5	Semiannually until 2005
Working capital loan	481	518	MX$ + TIIE (*)	1.4	Monthly until 2005
Syndicated loan	-	173,598	US$	4.25	Semiannually until 2004
Foreign financing	32,197	-	US$ + LIBOR	2.0	Semiannually until 2009
Inventories and property, plant
and equipment financing	8,829	11,414	MX$ + TIIE (*)	2.0	Semiannually until 2009
Advances on foreign exchange				From 2.0 to
contracts	3,268	24,896	US$	2.86	Maximum of 58 days
National Bank for Economic and				10.91
Social Development (BNDES)	20,763	23,177	UMBNDES (**)		Monthly until 2009
Export prepayments, net of linked				From 4.22 to	Monthly, semiannually and annually
operations	129,798	205,082	US$	6.85	until 2008

Subtotal	346,809	438,685

Local currency:
National Bank for Economic and				From 3.0 to
Social Development (BNDES)	130,239	142,213	TJLP	3.85	Monthly until 2009
National Bank for Economic and
Social Development (BNDES)	15,549	17,128	IGP-M	6.5	Semiannually until 2008
Government Agency for
Machinery and Equipment				From 1.8 to
Financing (FINAME)	34,163	28,864	TJLP	4.85	Monthly until 2009
Research and projects financing
(FINEP)	24,370	5,256	TJLP	(2.0)	Monthly until 2009

Subtotal	204,321	193,461

Total financing	551,130	632,146

Current liabilities	(293,039)	(325,877)

Long-term liabilities	258,091	306,269

(*)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

(**)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, 84% of which is linked to the U.S. dollar.

The long-term portion matures as follows:

	2004	2003

2005	-	160,770
2006	109,338	94,656
2007	57,304	34,599
2008	36,920	15,280
2009	54,529	964

	258,091	306,269

In June 1997, subsidiary Companhia Ultragaz S.A. issued eurobonds in the total amount of US$60 million, maturing in 2005, with put/call options in 2002, and guaranteed by Ultrapar Participações S.A. and Ultragaz Participações Ltda. In June 2002, subsidiary LPG International Inc. exercised the call option for these securities using funds from a loan in the same amount, maturing in August 2004. However, in January 2004, LPG International Inc. issued eurobonds in the total amount of US$60 million, maturing in June 2005 and with an annual interest rate of 3.5%. The proceeds from the issuance were used to settle the loan.

The eurobonds are guaranteed by the Company and its subsidiary Ultragaz Participações Ltda., which are subject to covenants that provide for restrictions on, among other things, their ability to incur indebtedness, pay dividends and other distributions, and conduct merger and acquisition transactions. None of these covenants have restricted our ability to conduct our business.

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	2004	2003

Amount of financing secured by:
Property, plant and equipment	39,007	34,256
Shares of affiliated companies	15,549	17,128
Minority stockholders’ guarantees	15,549	17,642

	70,105	69,026

Other loans are collateralized by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$533,126.

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). There are no recourse provisions or collaterals that would enable the Company or its subsidiaries to recover any amounts paid to the financial institutions under these agreements. In the event such payments are made, the subsidiaries may recover such amounts paid directly from their customers. Maximum future payments related to these guarantees amount to R$45,230 (2003 - R$19,792), with terms ranging up to 210 days. As of December 31, 2004, the Company and its subsidiaries have not suffered any losses related to these guarantees, neither recorded any liability related to them.

14.	STOCKHOLDERS’ EQUITY

	a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 69,691,268,828 shares without par value, comprised of 51,264,621,778 common and 18,426,647,050 preferred shares.

As of December 31, 2004, 4,984,044,000 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

Until May 18, 2004, preferred shares entitled their holders to dividends at least 10% higher than those attributable to common shares. On that date the Special Meeting of Preferred Stockholders and the Extraordinary Stockholders’ Meeting of Ultrapar approved to equalize the dividends of common and preferred shares.

b)	Treasury shares

The Company was authorized to acquire its own shares at market price, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

In 2004, 219,600,000 preferred shares were acquired at the average unit cost of R$30.19 with a minimum cost of R$27.50 and a maximum cost of R$34.80 per thousand shares.

As of December 31, 2004, the Company’s financial statements record 182,699,760 preferred shares and 6,616,359 common shares in treasury, which were acquired at the average cost of R$30.14 and R$19.30 per thousand shares, respectively. The consolidated financial statements record 327,699,760 preferred shares and 6,616,359 common shares in treasury, which were acquired at the average cost of R$28.08 and R$19.30 per thousand shares, respectively.

The market price of shares issued by the Company as of December 31, 2004 on the São Paulo Stock Exchange (BOVESPA) was R$51.00 per thousand shares.

c)	Capital reserve

The capital reserve in the amount of R$1,855 reflects the goodwill on sale of shares from the Company to certain subsidiaries, at the average cost of R$38.27 per thousand shares. Executives of these subsidiaries were given the usufruct of such shares, as described in Note 21.

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or sale of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Taxes on these reserves are R$7,769 (2003 - R$7,641).

e)	Retention of profits reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

f)	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity pick-up in subsidiaries and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, sale and write-off of investments.

g)	Dividends and appropriation of net income

According to the Company’s bylaws, the stockholders are entitled to a minimum annual dividend of 50% of adjusted net income, calculated according to the terms of accounting practices adopted in Brazil.

Proposed dividends as shown in the Company’s financial statements, subject to approval at the Stockholders’ Annual Meeting, are as follows:

		2004

	Net income	414,479
	Legal reserve	(20,724)
	Retention of profits reserve	(196,878)
	Realization of realizable profits reserve	85,622

	Mandatory dividends	282,499

	Realizable profits reserve	(118,343)
	Interim dividends (R$1.330000 per thousand common and preferred shares)	(92,383)
	Proposed dividends payable (R$1.032683 per thousand common and
	preferred shares)	(71,773)

	Management proposes to retain the balance of profits for the year in the
	retention of profits reserve to support the business expansion project set forth
	in its investment program.

h)	Reconciliation of stockholders’ equity - Company and consolidated

	Stockholders’ equity - Company	1,605,611
	Treasury shares held by subsidiaries, net of realization	(3,396)
	Capital reserve arising from sale of treasury shares to subsidiaries, net of
	realization	(1,713)

	Stockholders’ equity - consolidated	1,600,502

15.	NONOPERATING (EXPENSES) INCOME, NET (CONSOLIDATED)

Refers principally to the result on sales of permanent assets, especially cylinders, as well as the write-off, in 2004, of the investment in the affiliate Extracta Moléculas Naturais S.A.

16.    RECONCILIATION OF EBITDA (CONSOLIDATED)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the Company, as shown below:

	2004					2003

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Operating income	117,559	455,501	35,619	3,787	612,466	346,229
(-) Equity in subsidiary and
affiliated companies	(7,343)	(86,340)	(3,438)	3,619	(93,502)	(51,894)
(+/-) Financial income
(expense)	42,442	13,779	(9,184)	(2,055)	44,982	57,248
(+) Depreciation and
amortization	116,238	38,086	17,530	837	172,691	146,870

EBITDA	268,896	421,026	40,527	6,188	736,637	498,453

17.	SEGMENT INFORMATION

The Company has three reportable segments: gas, chemicals and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide derivatives. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast Regions of the country. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that the selling entity is able to obtain with third parties.

The principal financial information about each of the Company’s reportable segments is as follows:

		2004					2003

		Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

	Net sales, net of related-party transactions	2,967,651	1,662,886	153,624	88	4,784,249	4,000,309
	Operating income before financial income
	(expenses) and equity in subsidiary and
	affiliated companies	152,658	382,940	22,997	5,351	563,946	351,583
	EBITDA	268,896	421,026	40,527	6,188	736,637	498,453
	Total assets, net of related parties	953,502	1,262,985	331,640	30,637	2,578,764	2,352,267

18.	FINANCIAL INCOME AND EXPENSES, NET (CONSOLIDATED)

						2004	2003

	Interest on temporary cash investments and long-term investments					72,164	105,660
	Interest on trade accounts receivable					4,863	5,357
	Interest on loans and financing					(45,224)	(56,892)
	Bank charges					(12,161)	(6,698)
	Monetary and exchange variations, including financial expenses from
	currency hedges					(37,232)	(67,840)
	Taxes (CPMF, PIS, COFINS and IOF)					(26,312)	(35,081)
	Other expenses					(1,080)	(1,754)

						(44,982)	(57,248)

19.	RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:
  Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales.
  On December 31, 2004, the subsidiaries Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A. - Indústria e Comércio maintained R$2,077 (2003 - R$3,522) and the subsidiaries of Ultragaz Participações Ltda. maintained R$23,062 (2003 - R$17,367) as an allowance for doubtful accounts receivable.

  Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The temporary cash investments of the Company and its subsidiaries are comprised substantially of transactions linked to the interbank deposit (CDI) rate, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Funds obtained originate from BNDES and foreign currency financing, as mentioned in Note 13.

  Exchange rate - The Company’s subsidiaries use hedge (mainly US$ to CDI) instruments available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange rate variation effects on their results. Such hedges have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency, to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian reais at December 31, 2004:
	Carrying amount	Fair value

Assets:
Investments abroad and hedges	266,619	275,613
Cash and temporary cash investments	108,977	108,977
Receivables from foreign customers, net of advances on
export contracts	35,002	35,002

	410,598	419,592

Liabilities:
Foreign currency financing	346,809	350,318
Import payables	12,294	12,294

	359,103	362,612

Net asset position	51,495	56,980

The exchange rate variation related to cash and banks, temporary cash investments and investments abroad was recorded as financial expense in the statement of income for 2004, in the amount of R$10,995 (2003 - financial expense of R$24,251). Other financial instruments recorded in the financial statements as of December 31, 2004 were determined in conformity with the accounting criteria and practices described in the respective notes, at amounts which approximate their fair value.

20.	CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

	a)	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in collective labor agreements, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of December 31, 2004.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, state of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. It has obtained a favorable judgment in all lawsuits which have been judged to date. The subsidiary has insurance for this contingency; the uninsured amount is R$36,720.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9,718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$33,699 (2003 - R$30,498).

The main tax discussions of the Company and subsidiaries refer to the taxation of PIS and COFINS (as detailed in the preceding paragraph) and the taxation of income earned abroad (as stated in Note 9.a)). The potential losses on these discussions are accrued in long-term liabilities as other taxes and deferred income and social contribution taxes, respectively.

The subsidiary Oxiteno S.A. - Indústria e Comércio recorded an accrual of R$7,346 for an ICMS tax assessment under judgment at the administrative level. The subsidiary currently awaits a decision on its appeal filed in July 2004.

The subsidiary Utingás Armazenadora S.A. has been challenging in court an ISS tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The updated amount of the contingency as of December 31, 2004 is R$25,405.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks of these proceedings as possible or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Although there is no assurance that the Company will prevail in all cases, management does not believe that the ultimate resolution of tax, civil and labor contingencies not provided for will have a material effect on the Company’s financial position or results of operations. Escrow deposits and provisions are summarized below:

	2004		2003

	Escrow deposits	Provision	Escrow deposits	Provision

Social contribution tax on net income	-	2,910	31	2,917
Labor claims	9,904	2,016	7,433	914
PIS and COFINS on other revenues	58	33,699	58	30,498
ICMS	538	9,435	-	-
Other	3,603	4,009	2,382	6,570

	14,103	52,069	9,904	40,899

b)	Contracts

The subsidiary Terminal Químico de Aratu S.A - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of December 31, 2004, such rates were R$3.67 and R$3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since the inception of the contracts.

The subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the years ended December 31, 2004 and 2003, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase	Actual demand
	commitment	2004	2003

In tons	137,900	192,439	188,850

	c)	Insurance coverage for subsidiaries

It is the subsidiaries’ practice to maintain insurance policies in amounts considered sufficient to cover potential losses on assets, as well as for civil responsibility for involuntary, material damages and/or bodily harm caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

21.	STOCK COMPENSATION PLAN (CONSOLIDATED)

The Extraordinary Stockholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed, and (ii) the transfer of the beneficial ownership of the shares after ten years of the initial concession provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total value granted to executives until December 2004, including taxes, was R$7,654 (2003 - R$4,960). Such value is being amortized over a period of ten years and the amortization related to the year ended December 31, 2004, in the amount of R$567 (2003 - R$42), was recorded as an operating expense of the period.

22.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, loans for the acquisition of vehicles and personal computers are available to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name at Ultraprev; or (ii) a fixed monthly amount which will deplete the fund accumulated in the participant’s name in a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt of the retirement benefit. In 2004, the Company and its subsidiaries contributed R$3,991 (2003 - R$3,355) to Ultraprev, which was charged to income for the year. The total number of participating employees as of December 31, 2004 was 5,503, with no participants retired to date. Additionally, Ultraprev has 1 active participant and 33 former employees receiving defined benefits according to the policies of a previous plan.

23.	SUBSEQUENT EVENTS

	a)	The Extraordinary Stockholders’ Meeting held on February 2, 2005 approved the issuance by the Company and the public distribution in a single block of 30,000 (thirty thousand) non-convertible debentures with nominal unit value of R$10,000.00 (ten thousand reais), resulting in a total amount of R$300,000.00 (three hundred thousand reais). The proceeds obtained from these debentures will be used to retire short-term debt and/or other general corporate purposes.

	b)	According to the press release issued on February 3, 2005 Monteiro Aranha S.A. and certain shareholders of Ultra S.A. disclosed their intention to undertake a secondary public distribution of Ultrapar shares. The request for this offer was filed with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission - SEC, and is subject to the approval of both agencies.

To prepare this offering, the Board of Directors approved on February 2, 2005 a stock dividend, effected through the capitalization of part of the Company’s reserve for retention of profits, with the issuance of 10.5 billion of new preferred shares, to be distributed to shareholders in the proportion of 15 new preferred shares, for each of 100 common or preferred shares held.

ITEM 6

MANAGEMENT REPORT 2004

Dear Shareholders,

The Management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) is pleased to present the following Management Report, Balance Sheet and other Financial Statements for the fiscal year ending December 31, 2004. All data herein has been prepared according to Brazilian corporate law and is accompanied by an independent auditor’s report.

ECONOMIC BACKGROUND
The year 2004 was characterised by a more favourable macroeconomic environment, both in Brazil and worldwide. The domestic economy benefited from the expressive increase in exports, and at the end of 2003, after a period of low industrial activity, the economy started to show signs of recovery. Estimates are that during 2004 GDP grew approximately 5%, with reflections in increased income, employment and consumption. The external macroeconomic scenario was extremely favourable to the Brazilian economic growth, with the largest global GDP expansion in the last 20 years, stimulating exports and increasing Brazil’s trade surplus. In addition, international interest rates remained low and the US dollar depreciated gradually against the world's major currencies. The year ended with a continuing appreciation of the Real, bringing risks to the future macroeconomic performance or Brazil.

ULTRAPAR IN 2004

Highlights of the year

For Ultrapar, two major events stood out in the year 2004 (i) a significant increase in the level of the company’s results, and (ii) the conclusion of a new agreement between the shareholders of Ultra S.A., the company’s controlling shareholder, so as to consolidate a stable and defined controlling block in Ultrapar. The new level of results was achieved through good positioning in the three businesses in which Ultrapar operates, the benefits arising from the integration of the operations of Shell Gás and Canamex - companies acquired at the end of 2003 – the economic growth, and through the strong world demand for ethylene oxide derivatives. For Ultragaz, the year 2004 saw the benefits from the higher operational scale as a result of acquiring Shell Gás in 2003 and from the recovery in Brazil's LPG market, which, after shrinking for three years, presented growth of 2.7% . At Oxiteno, the focus on meeting clients needs allowed the company to increase its results in 2004, by meeting the growing demand in the domestic market and achieving a higher added-value sales mix. Furthermore, the strong worldwide demand for ethylene oxide derivatives has consequently improved international prices. Additionally, Oxiteno consolidated its operation in Mexico and announced the acquisition of the assets of Rhodia Especialidades Químicas in July 2004. Ultracargo consolidated the level of results achieved in 2003 and began operations at the Tatuí and Montes Claros terminals, this latter inaugurating storage services for Brazil's main fuel distributors. This performance led Ultrapar to end 2004 with consolidated EBITDA of R$ 737 million and net earnings of R$ 414 million, representing an increase of 48% and 68%, respectively, compared to 2003.

The signing of a new agreement between the shareholders of Ultra S.A., the company's controlling shareholder, was another significant event in 2004, representing the consolidation of a stable and defined controlling shareholder block in Ultrapar, determination to continue to be driven by the professional management, and improvement in the company's corporate governance principles.

Moreover, Ultrapar ended the year with the certainty of having taken significant steps towards continuation of its sustainable long-term development, among which we highlight (i) the start-up of operations at the Santos Intermodal Terminal – scheduled for the first half of 2005 – with the capacity to store 112,000 m3 of chemical products, alcohol and vegetable oils; (ii) the expansion of company's capacity to produce specialty chemicals, with particular emphasis on the construction of a fatty alcohol plant; and (iii) a feasibility study for the production of basic petrochemicals, including ethylene, from heavy oil.

In 2004 Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in tensoactives being members. The Council, which first met in December 7 to 10, 2004, analysed critically the company’s R&D projects’ portfolio, as well as the methodology used. Many recommendations will enable the company to increase its efficiency in R&D, as well as enlarge its partnerships with international entities.

Investments
Ultrapar’s decisions on investments follow strict criteria regarding returns over cost of capital, with EVA™ (Economic Value Added) being one of its main tools. This discipline in the allocation of capital, allied to a strategic vision focused on those businesses in which we believe we have competitive advantages, has resulted in growing returns on capital, as can be seen in the chart below. In 2004, net investments totalled R$ 284 million. At Ultragaz, R$ 99 million was invested, mainly in expanding the small-bulk delivery system (UltraSystem), in the replacement of fleet and cylinders, and in the acquisition of minority shareholdings. At Oxiteno, investment totalled R$ 86 million, and were focused on the modernisation of the company's industrial plants and expanding the production capacity of specialty chemicals, aiming at the growing domestic demand and increasing sales flexibility at Oxiteno. Investment at Ultracargo amounted to R$ 92 million in 2004 and were directed mainly to the construction of the Santos Intermodal Terminal and expansion of the company's fleet.

Corporate Governance

The concept of corporate governance was introduced at Ultrapar back in the Seventies, with the professionalization of the Company's management, which up to that time had been family-managed. Over the years, Ultrapar has moved to become a company with shared control between executives and the founding family. At the end of 2004, the successful conclusion of a new agreement between the controlling shareholders of Ultrapar ratified this control structure and constituted an important step in the evolution of the company's corporate governance. In addition, Ultrapar has improved its existing mechanisms of corporate governance, adding tag-along rights to the company's bylaws, for all shareholders, at 100% of the offer price, a right which was already conceived through a shareholder agreement. The company's efforts to carry out its activities with a high degree of transparency and respect for minority shareholders were recognised with the awarding of prize for Best Firm in Corporate Governance and Second Best Firm in Investor Relations in the Oil, Gas and Petrochemicals segment, for the 2004 Latin American Ranking, produced by the Institutional Investor Research Group.

Capital Markets
On 18 May 2004, at an Extraordinary General Shareholders Meeting, the Company approved the equalisation of dividend distribution to the holders of common and preferred shares. This proposal had been previously submitted to a Special Meeting of Preferred Shareholders and approved by 70% of the Company’s preferred shareholders.

We declared dividends of R$ 164 million in 2004, representing 40% of net earnings for the year and a dividend yield of 4.6%, taking the share price of R$ 51.00/thousand shares as of December 30, 2004. Additionally, the shares of Ultrapar appreciated by 37% in 2004. During this same period, the Ibovespa and IBX indexes appreciated by 18% and 30%, respectively. Shares issued by the company experienced a significant increase in liquidity in 2004. Some 11.4 thousand trades were made on the São Paulo Stock Exchange (Bovespa), an increase of 73% over the previous year. These transactions resulted in an average daily trading volume of R$ 2.8 million, an increase of 155% in relation to 2003. The company's ADRs (American Depository Receipts, representing the company's preferred shares traded on the New York Stock Exchange) presented an average daily trading volume of R$ 0.9 million in 2004, an increase of 84% in relation to 2003.

Quality, Safety and the Environment

In 2004 Ultrapar, through its subsidiaries, continued its program of improving aspects of quality, safety and the environment, involving not only the company's operations, but also external agents, such as clients, suppliers and the community. In addition, the company has benefited from the investment in increasing productivity, made in 2003. Ultragaz, in recognition of its results and operational standards, was the first Brazilian company invited to participate in the Board of the World LPG Association, a body which brings together the world’s leading companies in the LPG sector, thus demonstrating the advances made by the company in meeting its target of "Being a Global LPG Benchmark". Ultragaz has also dedicated itself to extending its ISO 9001 certification program, adapting its procedures and installations at facilities which had still not been certified. Furthermore, Ultragaz has carried out activities in the community, publishing guidelines on the safe uses of LPG and the prevention of accidents. Oxiteno, reinforcing its commitment to quality, safety and the environment, directed efforts towards recertification of all standards to which must comply, also altering the certificating company, a process which was concluded by the end of 2004. In this process, as well as the updating of certain standards, others were improved - for example: alteration of the certification required by the automotive industry, from QS-9000, which covers just three vehicle assemblers, to ISO/TS 16949, which extends to all the clients in the sector. In recognition of the company’s responsible conduct, Oxiteno’s largest plant, located at Camaçari - Bahia, received five stars at the Safety, Industrial Hygiene, Environmental, and Occupational Health awards, presented by the Camaçari Petrochemical Complex. Finally, Ultracargo began in 2004 a new process for certifying its facilities, already certified for management quality under ISO 9001, that now includes ISO 14001 certification, the first being the Paulínia Intermodal Terminal in the state of São Paulo. In addition, the Aratu Terminal was submitted to an audit by the CDI-T (Chemical Distribution Institute – Terminals), a rigorous system of terminal evaluation, representing the best global quality practices. Awards from clients were also received, in recognition of the quality and safety in services provided.

Personnel Management and Social Responsibility

The guidelines to which Ultrapar adheres in conducting its operations - based on ethics, personnel appreciation, sound management and consistency - are the same as those applied to its employees, suppliers, consumers, communities and the preservation of the environment. Internally, Ultrapar has developed a human resources policy focused on attracting, developing and retaining talent. To this end, the company runs annually trainee and apprenticeship to graduate students programs and invests in the specialisation of its employees and in expanding their professional horizons. In 2004, the company provided approximately 68,000 hours in training sessions. Variable remuneration is also an important instrument in achieving growing levels of efficiency and is linked to meeting annual EVA™ (Economic Value Added) and BSC (Balanced ScoreCard) performance indicator targets. With the aim of providing benefits that are complementary to those provided under the government pension scheme, Ultrapar maintains a private pension fund whose net worth, as at December 31, 2004, amounted to R$ 69 million. Outside the company, the relationships with suppliers and dealers is based on the principles of partnership and commitment to environmental preservation. Ultrapar's social initiatives are based on the belief that everyone has much to contribute to the transformation of society. Thus, in addition to funding activities devoted to improving the quality of life in the community, the company seeks to involve its employees to this end, the main focus of which is education.

Value Added

Ultrapar generated "Value Added" of R$ 1.2 billion, 37% higher than in 2003, distributed as shown in the chart below:

Note: According to the model developed by Fipecafi (the São Paulo University Institute for Accounting, Actuarial and Financial Research)

Independent Auditors

Ultrapar’s dealings with its independent auditors as regards services unrelated to external auditing are based on the principle of preserving the auditors’ independence. During the year 2004, the amount paid for services not related to external audit amounted to less than 5% of the fees paid to the Independent Auditors.

OUTLOOK

Ultrapar will continue to direct its resources to achieving sustainable growth in its businesses. Ultragaz shall concentrate its efforts in 2005 on achieving gains in productivity, in the constant innovation of its services and in a closer relationship with its clients. At Oxiteno, investment in the expansion of production capacity, together with economic growth and the continued strengthening of petrochemical commodity prices, should result in an outstanding level of profitability in the sector. In addition, Oxiteno expects to expand its operations in Mexico, increasingly using them as a platform for international expansion. Early in 2005, the

Santos Intermodal Terminal will begin operations, leveraging the results of Ultracargo. Opportunities in our three businesses are constantly being evaluated, with the focus always on sustainable growth and creating shareholder value. Finally, we thank all those who have helped to achieve another year of important conquests for the company.

ANALYSIS OF THE FINANCIAL PERFORMANCE IN 2004

The financial and operational information of Ultrapar is presented on a consolidated basis, according to the general accounting practices adopted in Brazil. Financial and operational information from Ultragaz, Oxiteno and Ultracargo are presented on an unconsolidated basis and consequently, intercompany transactions have not been eliminated between the companies.

Financial highlights, by line of business
Amounts expressed in R$ million

			2004			2003

Financial Indicators	Ultrapar	Ultragaz	Oxiteno	Ultracargo	Ultrapar	Ultragaz	Oxiteno	Ultracargo
Net revenue	4,784	2,968	1,663	197	4,000	2,623	1,238	177
Gross profit	1,114	448	594	72	804	366	374	63
Operating profit[1]	564	153	383	23	352	113	207	25
Net earnings	415				246

EBITDA[2]	737	269	421	41	498	208	243	40

1	Operating profit before financial income (expenses) and equity income.
2	EBITDA is a measure used to approximate the company's ability to generate cash. For a better understanding of the EBITDA calculation, see Note 16 in the consolidated financial statements.

Sales Volume – The economic growth and the improvement in the population's average income level in 2004 contributed to the 2.7% growth in sales volume in the LPG distribution market. In this period, Ultragaz’s sales volume saw an increase of 14% in relation to 2003, partly due to the growth in the LPG market and partly due to the acquisition of Shell Gás in August 2003. Total sales volume at Oxiteno amounted to 518,000 tons in 2004, an increase of 9% compared to 2003. This increase was mainly due to (i) the acquisition of new clients, through import substitution; (ii) sales more concentrated in specialty chemicals; and (iii) the growth in the Brazilian economy.

Sales Volume - Ultragaz	2004	2003	Δ(%) 2004x2003
Total Volume (‘000 tons)	1,549	1,362	14%
Bottled	1,052	891	18%
Bulk	497	471	6%

Sales Volume - Oxiteno	2004	2003	Δ(%) 2004x2003
Total Volume (‘000 tons)	518	474	9%
Sales in Brazil	341	283	21%
Sales outside Brazil	177	191	(7%)

Sales Volume - Ultracargo	2004	2003	Δ(%) 2004x2003
Effective storage (‘000 m3) *	204	196	4%
Effective storage (‘000 m2) *	7	5	45%
Total kilometrage (million)	50	49	1%

* Monthly Average

Net Revenue – In 2004, Ultrapar’s net revenue amounted to R$ 4,784 million, 20% higher than the net revenue reported in 2003. Ultragaz reported net revenue of R$ 2,968 million, an increase of 13% in relation to 2003, due principally to the higher sales volume. Oxiteno reported net revenue of R$ 1,663 million, 34% higher than in 2003, due to (i) increased demand in the domestic market; (ii) higher petrochemical commodity prices in international markets; and (iii) the acquisition of Canamex. At Ultracargo, investment in the new terminals at Tatuí and Montes Claros, as well as the economic recovery, enabled net revenue to increase by 11%, amounting to R$ 197 million in 2004.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) – Ultrapar reported EBITDA of R$ 737 million in 2004, an increase of 48% in relation to 2003. Ultragaz reported EBITDA of R$ 269 million, 29% higher than in 2003, resulting from increased volume and gains in scale following the acquisition of Shell Gás. Ultragaz’s EBITDA/ton increased from R$ 153 in 2003 to R$ 174 in 2004. Oxiteno reported EBITDA growth of 73%, with EBITDA margin widening to 25%, an increase of 5 percentage points compared to the previous year. Factors underlying the improvement in EBITDA at Oxiteno included (i) a more value-added-sales mix, the result of increased sales of specialty chemicals, and increased sales to the domestic market; and (ii) higher petrochemical commodities in the international markets. Ultracargo reported EBITDA of R$ 41 million, consolidating the level achieved in 2003.

Net Earnings – Consolidated net earnings in 2004 amounted to R$ 414 million, an increase of 68% compared to 2003, basically due to increased EBITDA.

Financial Liabilities and Debt – We ended 2004 with a debt of R$ 551 million. Of this total, R$ 204 million was in the form of real-denominated loans, principally from BNDES – National Bank for Economic and Social Development. The average weighted cost of this debt, as at December 31, 2004, was approximately 67% of CDI (Interbank Certificate Deposit Rate). Foreign currency denominated loans amounted to R$ 347 million, comprising for the most part of export prepayments and eurobonds, at an average weighted cost of 5.3% above the exchange rate variation. Ultrapar’s cash position as at December 31, 2004 amounted to R$ 597 million, resulting therefore in net cash of R$ 46 million.

Cash Flow – The statement below shows the company's cash flow, including long and short-term cash and cash equivalents, in 2003 and 2004. In 2004, cash flows before financing activities increased by R$ 350 million, basically as a result of the growth in cash flows from operating activities (R$ 242 million). Additionally, the lack of significant acquisitions in 2004 resulted in a reduction in cash flow from investing activities of R$ 108 million for the year.

CONSOLIDATED CASH FLOW STATEMENT
(Amounts expressed in R$ million)

	As of December 31,

	2004	2003

Cash Flows from operating activities	546	304
Net income	414	246
Minority interest	6	4
Depreciation and amortization	173	147
Working capital	(70)	(27)
Financial expenses	(5)	(54)
Other (A)	28	(12)

Cash Flows from investing activities	(301)	(409)
Additions to property, plant, equipment and deferred	(268)	(207)
Acquisition of minority interests (including treasury shares)	(16)	(197)
Other	(17)	(5)

Cash Flows from financing activities	(202)	21
Short term debt, net	(64)	(37)
Issuances	249	265
Debt payments	(256)	(119)
Related companies	(1)	(2)
Dividends paid	(132)	(80)
Other	2	(6)

Net increase (decrease) in cash and cash equivalents	43	(84)
Cash and cash equivalents at the beginning of the period	554	638

Cash and cash equivalents at the end of the period	597	554

Supplemental disclosure of cash flow information
Cash paid for interest (B)	25	51
Cash paid for taxes on income	50	25

(A) Comprised mainly of (i) accrued and deferred taxes and, (ii) gain/loss of the disposal of assets (B) Included in cash flow from operating activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial and Investor Relations Officer

Date: February 18, 2005